Management’s Discussion and Analysis
for the fourth quarter and year ended March 31, 2023
1.     HIGHLIGHTS

FINANCIAL
FOURTH QUARTER OF FISCAL 2023

(amounts in millions, except per share amounts, ROCE and book-to-sales ratio)		Q4-2023	Q4-2022	Variance $	Variance %
Performance
Revenue		$1,256.5	$955.0	$301.5	32%
Operating income		$186.6	$93.3	$93.3	100%
Adjusted segment operating income[1]		$201.9	$142.7	$59.2	41%
Net income attributable to equity holders of the Company		$98.4	$55.1	$43.3	79%
Basic and diluted earnings per share (EPS)		$0.31	$0.17	$0.14	82%
Adjusted EPS[1]		$0.35	$0.29	$0.06	21%
Net cash provided by operating activities		$180.6	$206.8	$(26.2)	(13%)
Free cash flow[1]		$172.0	$187.6	$(15.6)	(8%)
Liquidity and Capital Structure
Capital employed[1]		$7,621.4	$6,786.7	$834.7	12%
Adjusted return on capital employed (ROCE)[1]	%	5.7%	6.2
Total debt		$3,250.1	$3,046.2	$203.9	7%
Net debt[1]		$3,032.5	$2,700.1	$332.4	12%
Growth
Adjusted order intake[1]		$1,465.3	$1,321.1	$144.2	11%
Adjusted backlog[1]		$10,796.4	$9,577.5	$1,218.9	13%
Book-to-sales ratio[1]		1.17	1.38
Book-to-sales ratio for the last 12 months		1.20	1.21

FISCAL 2023

(amounts in millions, except per share amounts)		FY2023	FY2022	Variance $	Variance %
Performance
Revenue		$4,203.3	$3,371.3	$832.0	25%
Operating income		$474.0	$284.2	$189.8	67%
Adjusted segment operating income		$548.1	$444.5	$103.6	23%
Net income attributable to equity holders of the Company		$222.7	$141.7	$81.0	57%
Basic EPS		$0.70	$0.46	$0.24	52%
Diluted EPS		$0.70	$0.45	$0.25	56%
Adjusted EPS		$0.88	$0.84	$0.04	5%
Net cash provided by operating activities		$408.4	$418.2	$(9.8)	(2%)
Free cash flow		$335.7	$341.5	$(5.8)	(2%)

1 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 3.7 “Non-IFRS and other financial measure definitions" and Section 3.9 "Non-IFRS measure reconciliations” of this MD&A for the definitions and reconciliations of these measures to the most directly comparable measure under IFRS.
CAE Financial Report 2023 I 1

Management’s Discussion and Analysis

2.     INTRODUCTION
In this management’s discussion and analysis (MD&A), we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:
–This year and 2023 mean the fiscal year ending March 31, 2023;
–Last year, prior year and a year ago mean the fiscal year ended March 31, 2022;
–Dollar amounts are in Canadian dollars.

This MD&A was prepared as of May 31, 2023. It is intended to enhance the understanding of our annual consolidated financial statements and notes for the year ended March 31, 2023 and should therefore be read in conjunction with this document. We have prepared it to help you understand our business, performance and financial condition for the year ended March 31, 2023. Except as otherwise indicated, all financial information has been reported in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). All quarterly information disclosed in the MD&A is based on unaudited figures.

The MD&A provides you with a view of CAE as seen through the eyes of management and helps you understand the Company from a variety of perspectives:
–Our mission;
–Our vision;
–Our strategy;
–Our operations;
–Foreign exchange;
–Non-IFRS and other financial measures;
–Consolidated results;
–Results by segment;
–Consolidated cash movements and liquidity;
–Consolidated financial position;
–Business combinations;
–Business risk and uncertainty;
–Related party transactions;
–Changes in accounting policies;
–Controls and procedures;
–Oversight role of Audit Committee and Board of Directors (the Board).

You will find our most recent financial report and Annual Information Form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Holders of CAE’s securities may also request a printed copy of the Company’s consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

2 I CAE Financial Report 2023

Management’s Discussion and Analysis

NON-IFRS AND OTHER FINANCIAL MEASURES
This MD&A includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.

Performance Measures
–Gross profit margin (or gross profit as a % of revenue);
–Operating income margin (or operating income as a % of revenue);
–Adjusted segment operating income or loss;
–Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue);
–Adjusted net income or loss;
–Adjusted earnings or loss per share (EPS);
–EBITDA and Adjusted EBITDA;
–Free cash flow.

Liquidity and Capital Structure Measures
–Non-cash working capital;
–Capital employed;
–Return on capital employed (ROCE) and adjusted ROCE;
–Net debt;
–Net debt-to-capital;
–Net debt-to-EBITDA and net debt-to-adjusted EBITDA;
–Maintenance and growth capital expenditures.

Growth Measures
–Adjusted order intake;
–Adjusted backlog;
–Book-to-sales ratio.

Definitions of all non-IFRS and other financial measures are provided in Section 3.7 “Non-IFRS and other financial measure definitions" of this MD&A to give the reader a better understanding of the indicators used by management. In addition, when applicable, we provide a quantitative reconciliation of the non-IFRS and other financial measures to the most directly comparable measure under IFRS. Refer to Section 3.7 “Non-IFRS and other financial measure definitions" for references where these reconciliations are provided.

ABOUT MATERIAL INFORMATION
This MD&A includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:
–It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or
–It is likely that a reasonable investor would consider the information to be important in making an investment decision.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This MD&A includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, earnings, cash flow growth, profit trends, growth capital spending, expansions and new initiatives, including initiatives that pertain to environmental, social and governance (ESG) matters, financial obligations, available liquidities, expected sales, general economic and political outlook, inflation trends, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, our management of the supply chain, estimated addressable markets, demands for CAE’s products and services, our access to capital resources, our financial position, the expected accretion in various financial metrics, the expected capital returns to shareholders, our business outlook, business opportunities, objectives, development, plans, growth strategies and other strategic priorities, and our competitive and leadership position in our markets, the expansion of our market shares, CAE's ability and preparedness to respond to demand for new technologies, the sustainability of our operations and other statements that are not historical facts. Since forward-looking statements and information relate to future events or future performance and reflect current expectations or beliefs regarding future events, they are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will”, "strategy", "future" or the negative thereof or other variations thereon suggesting future outcomes or statements regarding an outlook. All such statements constitute "forward-looking statements" within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. By their nature, forward‑looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward‑looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.
CAE Financial Report 2023 I 3

Management’s Discussion and Analysis

Important risks that could cause such differences include, but are not limited to, strategic risks, such as cybersecurity, geopolitical uncertainty, global economic conditions, competitive business environment, original equipment manufacturer (OEM) leverage and encroachment, inflation, international scope of our business, level and timing of defence spending, constraints within the civil aviation industry, our ability to penetrate new markets, research and development (R&D) activities, evolving standards and technology innovation and disruption, length of sales cycle, business development and awarding of new contracts, strategic partnerships and long-term contracts, risk that we cannot assure investors that we will effectively manage our growth, estimates of market opportunity and competing priorities; operational risks, such as supply chain disruptions, program management and execution, mergers and acquisitions, business continuity, subcontractors, fixed price and long-term supply contracts and our continued reliance on certain parties and information; talent risks, such as talent management, ability to attract, recruit and retain key personnel and management, corporate culture and labour relations; financial risks, such as availability of capital, customer credit risk, foreign exchange, effectiveness of internal controls over financial reporting, liquidity risk, interest rate volatility, returns to shareholders, estimates used in accounting, impairment risk, pension plan funding, indebtedness, acquisition and integration costs, sales of additional common shares, market price and volatility of our common shares, seasonality, taxation matters and adjusted backlog; regulatory risks, such as data rights and governance, U.S. foreign ownership, control or influence mitigation measures, compliance with laws and regulations, insurance coverage potential gaps, product-related liabilities, environmental laws and regulations, government audits and investigations, protection of our intellectual property and brand, third-party intellectual property, foreign private issuer status, and enforceability of civil liabilities against our directors and officers; environmental, social & governance (ESG) risks, such as extreme climate events and the impact of natural or other disasters (including effects of climate change) and more acute scrutiny and perception gaps regarding ESG matters; reputational risks; and technological risks, such as information technology (IT) and reliance on third-party providers for information technology systems and infrastructure management. The foregoing list is not exhaustive and other unknown or unpredictable factors could also have a material adverse effect on the performance or results of CAE. Additionally, differences could arise because of events announced or completed after the date of this MD&A. You will find more information in Section 9 "Business risk and uncertainty" of this MD&A. Readers are cautioned that any of the disclosed risks could have a material adverse effect on CAE’s forward-looking statements. Readers are also cautioned that the risks described above and elsewhere in this MD&A are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this MD&A are expressly qualified by this cautionary statement.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this MD&A. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

MATERIAL ASSUMPTIONS
The forward-looking statements set out in this MD&A are based on certain assumptions including, without limitation: the prevailing market conditions, geopolitical instability, the customer receptivity to our training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from restructuring initiatives and operational excellence programs, the ability to respond to anticipated inflationary pressures and our ability to pass along rising costs through increased prices, the actual impact to supply, production levels, and costs from global supply chain logistics challenges, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facility, the balance available under our receivable purchase facility, the assumption that our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, access to expected capital resources within anticipated timeframes, no material financial, operational or competitive consequences from changes in regulations affecting our business, our ability to retain and attract new business, our ability to achieve synergies and maintain market position arising from successful integration plans relating to the L3Harris Technologies’ Military Training business (L3H MT) and Sabre’s AirCentre airline operations portfolio (AirCentre) acquisitions, our ability to otherwise complete the integration of the L3H MT and AirCentre businesses acquired within anticipated time periods and at expected cost levels, our ability to attract and retain key employees in connection with the L3H MT and AirCentre acquisitions, management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the L3H MT and AirCentre acquisitions and resulting impact on growth and accretion in various financial metrics, the realization of the expected strategic, financial and other benefits of the L3H MT and AirCentre acquisitions in the timeframe anticipated, economic and political environments and industry conditions, the accuracy and completeness of public and other disclosure, including financial disclosure, by L3Harris Technologies and AirCentre, and the absence of significant undisclosed costs or liabilities associated with the L3H MT and AirCentre acquisitions. Air travel is a major driver for CAE's business and management relies on analysis from the International Air Transport Association (IATA) to inform its assumptions about the rate and profile of recovery in its key civil aviation market. Accordingly, the assumptions outlined in this MD&A and, consequently, the forward-looking statements based on such assumptions, may turn out to be inaccurate. For additional information, including with respect to other assumptions underlying the forward-looking statements made in this MD&A, refer to Section 9 "Business risk and uncertainty" of this MD&A.

4 I CAE Financial Report 2023

Management’s Discussion and Analysis

3.     ABOUT CAE
3.1       Who we are
At CAE, we equip people in critical roles with the expertise and solutions to create a safer world. As a technology company, we digitalize the physical world, deploying software-based simulation training and critical operations support solutions. Above all else, we empower pilots, cabin crew, airlines, defence and security forces and healthcare practitioners to perform at their best every day and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with more than 13,000 employees in approximately 250 sites and training locations in over 40 countries. CAE represents more than 75 years of industry firsts—the highest-fidelity flight, mission and medical simulators and training programs powered by digital technologies. We embed sustainability in everything we do. Today and tomorrow, we’ll make sure our customers are ready for the moments that matter.

CAE’s common shares are listed on the Toronto and New York stock exchanges (TSX / NYSE) under the symbol CAE.

3.2       Our mission
To lead at the frontier of digital immersion with high-tech training and operational support solutions to make the world a safer place.

3.3       Our vision
To be the worldwide partner of choice in civil aviation, defence and security and healthcare by revolutionizing our customers’ training and critical operations with digitally immersive solutions to elevate safety, efficiency and readiness.
3.4       Our strategy
CAE's four strategic pillars
There are four fundamental pillars that underpin our strategy and investment thesis:
–Efficient growth;
–Revolutionizing training and critical operations;
–Technology and market leadership;
–Skills and culture.

Efficient growth
Our business features a high degree of recurring revenues due to the underlying characteristics of our technology-enabled and software-based solutions as well as regulatory requirements across our markets. We seek to maximize the benefits of our strong competitive position to deliver premium growth and improving profitability through a focus on operational rigour, cost optimization, capital efficiency, and a disciplined approach to pursuing both organic and inorganic growth.

Revolutionizing training and critical operations
We are a global thought leader in the application of training, digital immersion, critical operations, and modelling and simulation technologies. We seek to use data-driven applications and advanced analytics to produce measurable and demonstrated outcomes in our markets. The efficacy of our technology solutions enables customized, collaborative, and multi-domain offerings. Furthermore, our technologies are deployed with a focus on driving sustainability.

Technology and market leadership
We have a rich and long-dated history of innovation and delivering state-of-the-art technology solutions that define the forefront of the industries we operate in. As a result, we constantly seek new ways to enhance the performance of our customers by fostering a culture of continuous improvement and innovation. This drives technology leadership, deeper customer partnerships, and new customer development, enabling us to capitalize on the ample headroom in our large, growing addressable markets.

Skills and culture
Our core values are innovation, integrity, empowerment, and excellence. We employ these values across a diverse global team to drive a unique social impact. We seek to create an employee experience and environment that values teamwork, professional growth, and engagement. As a result, our employees across the globe share a passion to prepare our customers for the moments that matter.

CAE Financial Report 2023 I 5

Management’s Discussion and Analysis

3.5       Our operations
We provide digitally immersive training and operational support solutions to three markets globally:
–The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations, maintenance repair and overhaul organizations (MRO) and aircraft finance leasing companies;
–The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide;
–The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies, public health agencies and OEMs.

CIVIL AVIATION MARKET
We provide comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as aircraft flight operations solutions.

We have the unique capability and global scale to address the total lifecycle needs of the professional pilot, from cadet to captain, with our comprehensive aviation training solutions. We are the world’s largest provider of civil aviation training services. Our deep industry experience and thought leadership, large installed base, strong relationships and reputation as a trusted partner enable us to access a broader share of the market than any other company in our industry. We provide aviation training services in more than 35 countries and through our broad global network of approximately 70 training locations, we serve all sectors of civil aviation including airlines and other commercial, business and helicopter aviation operators.

Among our thousands of customers, we have long-term training centre operations, training services agreements and joint ventures with approximately 50 major airlines and aircraft operators around the world. Our range of training solutions includes product and service offerings for pilots, cabin crew and aircraft maintenance technicians, training centre operations, curriculum development, courseware solutions and consulting services. We currently manage 324 full-flight simulators (FFSs), including those operating in our joint ventures. We offer industry-leading technology, and we are shaping the future of training through innovations such as our next generation training systems, including CAE Real-time Insights and Standardized Evaluations (CAE Rise), which improves training quality, objectivity and efficiency through the integration of untapped flight and simulator data-driven insights into training. In the development of new pilots, we operate the largest ab initio flight training network in the world and have over 20 cadet training programs globally. In resource management, we are a global market leader in the provision of flight crew and technical personnel to airlines, aircraft leasing companies, manufacturers and MRO companies worldwide. With our CAE flight operation solutions, we have further strengthened our position as a technology leader, complementing our flight simulator and training solutions while increasing our total addressable market.

Quality, fidelity, reliability and innovation are hallmarks of the CAE brand in flight simulation and we are the world leader in the development of civil flight simulators. We continuously innovate our processes and lead the market in the design, manufacture and integration of civil FFSs for major and regional commercial airlines, business aircraft operators, third-party training centres and OEMs. For example, as we are entering a new era of aviation with Advanced Air Mobility (AAM), disruptive aerospace companies are building new aircraft types from the ground up. This will create a large demand for trained professional pilots to safely fly both passengers and cargo across markets. CAE has already partnered with five electric vertical takeoff and landing (eVTOL) developers in order to support the evolution of this new industry. We are positioned to develop the pilot workforce of the future and ensure safe introduction of eVTOL operations by leveraging our technologies and expertise in aviation safety.

We have established a wealth of experience in developing first‑to‑market simulators for more than 35 types of aircraft models. Our flight simulation equipment, including FFSs, are designed to meet the rigorous demands of their long and active service lives, often spanning several decades of continuous use. Our global reach enables us to provide best-in-class support services such as real-time, remote monitoring and enables us to leverage our extensive worldwide network of spare parts and service teams.

We believe the Civil Aviation segment is positioned as a gateway in a highly regulated, secular growth market, with an addressable market estimated at approximately $6.5 billion, and headroom for growth.

Market drivers
Demand for training and flight operations solutions in the civil aviation market is driven by the following:
–Pilot and maintenance training and industry regulations;
–Safety and efficiency imperatives of commercial airlines and business aircraft operators;
–Expected long-term secular global growth in air travel;
–Expected long-term growth, including new aircraft deliveries and renewal of the active fleet of commercial and business aircraft;
–Demand for trained aviation professionals;
–Complexity of flight operations solutions;
–Emergence of the newer market for advanced air mobility.

6 I CAE Financial Report 2023

Management’s Discussion and Analysis

Pilot and maintenance training and industry regulations
Civil aviation training is a largely recurring business driven by a highly-regulated environment through global and domestic standards for pilot licensing and certification, amongst other regulatory requirements. These recurring training requirements are mandatory and are regulated by national and international aviation regulatory authorities such as the International Civil Aviation Organization (ICAO), European Aviation Safety Agency (EASA) and the U.S. Federal Aviation Administration (FAA).

In recent years, pilot certification processes and regulatory requirements have become increasingly stringent. Simulation-based pilot certification training is taking on a greater role internationally with the Multi-Crew Pilot License (MPL), with the Airline Transport Pilot certification requirements in the U.S. and with Upset Prevention and Recovery Training (UPRT) requirements mandated by both EASA and the FAA.

Safety and efficiency imperatives of commercial airlines and business aircraft operators
The commercial airline industry is competitive, requiring operators to continuously pursue operational excellence and efficiency initiatives to achieve satisfactory returns while continuing to maintain the highest safety standards and the confidence of air travelers. Airlines are finding it increasingly more effective to seek expertise in training from trusted partners such as CAE to address growing efficiency gaps, pilot capability gaps, evolving regulatory and training environments, and on-going aircraft programs. Additionally, CAE offers business jet pilots one of the most advanced, respected and accessible training programs in the industry, covering a wide spectrum of business aircrafts. Partnering with CAE gives immediate access to a world-wide fleet of simulators, courses, programs and instruction capabilities, and allows them flexibility in pursuing fleet training options that suit their business.

Our pilot training system, CAE Rise, is well positioned to elevate the pilot training experience. This system enables instructors to deliver training in accordance with airlines’ Standard Operating Procedures and enables instructors to objectively assess pilot competencies using live data during training sessions. Furthermore, CAE Rise augments instructors’ capability to identify pilot proficiency gaps and evolve airline training programs to the most advanced aviation safety standards, including Advanced Qualification Program and Evidence Based Training methodologies.

Expected long-term secular global growth in air travel
The secular growth in air travel results in long-term demand for flight, cabin, maintenance and ground personnel, which in turn drives demand for training and flight operations solutions.

In commercial aviation, as per the International Air Transport Association (IATA), global air passenger demand, measured by revenue passenger-kilometers (RPKs), has shown a strong increase of 64% for calendar 2022 compared to calendar 2021. For the first three months of calendar 2023, worldwide passenger traffic increased by 58% compared to the first three months of calendar 2022. Passenger traffic in Europe grew by 45%, while in Asia and North America it increased by 126% and 28% respectively over the same period.

Air cargo has seen a reduction in demand in recent months, with cargo tonne-kilometers down 8% for calendar 2022 compared to calendar 2021. For the first three months of calendar 2023, cargo tonne-kilometers decreased by 10% compared to the first three months of calendar 2022.

In business aviation, both the FAA and Eurocontrol, the European Organisation for the Safety of Air Navigation have indicated signs of stabilization in flight activity. The FAA has shown an increase of 1% in the total number of business jet flights, which includes all domestic and international flights over the past 12 months. The European business jet market has also stabilized; according to Eurocontrol, the total number of business aviation flights in Europe have decreased by 1% over the same period.

On-going disruptions with supply chain and production activities have hindered parts of the Civil operations throughout the year. Additionally, high inflation, the on-going Russian invasion of Ukraine and labour shortages are also causing higher energy costs and supply chain and cargo related issues.

Expected long-term growth, including new aircraft deliveries and renewal of the active fleet of commercial and business aircraft
As an integrated training solutions provider, our long-term growth is closely tied to the active commercial and business aircraft fleet. Short and medium-term growth in aircraft fleets will experience pressure as airlines realign fleet capacity to meet new demand levels and OEMs reduced production.

Major business jet OEMs are continuing with plans to introduce a variety of new aircraft models in the upcoming years including Dassault's Falcon 6X and the Bombardier Challenger 3500.

Our business aviation training network, comprehensive suite of training programs, key long-term OEM partnerships and ongoing network investments, position us well to effectively address the training demand arising from the entry-into-service of these new aircraft programs.

Our strong competitive moat in the aviation market, as defined by our extensive global training network, best-in-class instructors, comprehensive training programs and strength in training partnerships with airlines and business aircraft operators, allows us to effectively address training needs that arise from a growing active fleet of aircraft.
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Management’s Discussion and Analysis

We are well positioned to leverage our technology leadership and expertise, including CAE 7000XR Series FFSs, CAE 400XR, 500XR, and 600XR Series Flight Training Devices and CAE Simfinity™ ground school solutions, in delivering training equipment solutions that address the growing training needs of airlines, business jet operators, helicopter operators and now AAM.

Demand for trained aviation professionals
Demand for trained aviation professionals is driven by air traffic growth, pilot retirements and by the number of aircraft deliveries. We are well positioned in the training services market to address the training requirements of airline customers.The expansion of global economies and airline fleets have resulted in a shortage of qualified personnel needed to fulfill this growing capacity.

In November 2020, we released our 2020-2029 Pilot Demand Outlook in which we estimate an expected global requirement of 264,000 new pilots in the civil aviation industry to sustain growth and support mandatory retirements over the next ten years. Furthermore, over the long-term, we expect additional demand for pilots from the emerging AAM in accordance with the expected future entry into service of eVTOLs.

Complexity of flight operations solutions
Airlines need to closely manage their operations which come with daily challenges. To help optimize these operations we offer a suite of flight service products. This suite of products provides solutions for flight operations including training management, crew management, flight management, airport management, in-flight services management and operations control. These products enable optimized management for schedule disruptions and allows for maximized resources for all personnel and aircrafts.

The benefits for flight management include reduced fuel and carbon emissions for both regular and irregular operations. Crew and airport management decreases disruption related crew costs and improved staff utilization. Finally, movement management decreases delay and cancellation costs for airlines.

Emergence of the newer market for advanced air mobility
AAM and the developing eVTOL aircraft are emerging into a new era of aviation. With this, comes a large demand for uniquely trained professional pilots to safely fly passenger and cargo across global markets.

We look at this new industry as an opportunity for pilot training. This technology is expected to promote community acceptance, instill confidence in the public, influence regulators to implement rules and policies that will stimulate growth, and ensure safety in this emerging industry.

8 I CAE Financial Report 2023

Management’s Discussion and Analysis

DEFENSE AND SECURITY MARKET
We are a platform-independent training and simulation solutions provider, preparing global defence and security forces for the mission ahead.
Defense and Security addresses the critical needs of its customers that face rapidly changing environments and challenges to global security. The shift in the nature of the geopolitical environment has expedited the need for the U.S. and its allies to prepare for the possibility of near-peer threats across multi‑domain operations in air, land, sea, space and cyber. Aligned with the priorities of U.S. and allied national defence strategies, we leverage our core training and simulation expertise with advanced digital technologies to deliver solutions that address military training modernization and enhanced security mission support requirements.

Our customers depend on synthetic training and next-generation situational awareness to ensure mission success through planning, preparation, and analysis in complex, multi-domain environments. Leveraging our immersive ecosystems, we enable defence forces to “train as they fight” with real-time training and rehearsal scenarios. From mixed-reality task training devices to high-fidelity full‑mission simulators, we support more than 70 different platforms across all domains. With over 145 sites, our cutting-edge technology optimizes training and enhances situational awareness to solve our customers’ challenges at the point of need.

CAE supports a broad range of solutions at customer sites to deliver products and services supporting efficacy at all proficiency levels. Our extensive suite of simulation-based technology supports training modernization and spans all domains. Through the Aerospace Simulator Integrated Support and Training (ASIST) program, we deliver scalable, high-fidelity, and critical training and simulator integration to the Australian Defence Force. We also support the Royal Australian Navy with the Platforms and Systems Training Contract (PSTC) to provide distributive mission training. These few examples demonstrate how we continue to build on decades of modeling and simulation expertise, developing solutions that address the increasingly complex challenges impacting global defence and security forces.

In addition to solutions delivered to customer sites, we provide comprehensive training at our CAE global training centres. At the CAE Dothan Training Center in Alabama, U.S. Army fixed-wing candidates enter initial training, while the U.S. Air Force (USAF) initial entry training is maintained at CAE’s Pueblo Training Center in Colorado. Outside of the U.S., we provide basic and advanced flight training at NATO Flight Training Centres across multiple sites in Canada. Leveraging our expertise and strategic partnerships, CAE has expanded training into Europe with the International Flight Training School in Italy, a joint venture with Leonardo Helicopters, along with providing ab initio training for the German Air Force at CAE’s Bremen Training Centre in Germany and a site in Montpellier, France.

Beyond our extensive government customer reach, CAE partners with leading OEMs, industry players, and global defence contractors. This includes partnerships with Lockheed Martin on global C-130 training solutions and Boeing to support mission‑critical platforms like the P-8 and CH-47. Our recent partnership with Bell Textron on the V-280 platform provides next‑generation training capabilities for the U.S. Army Future Long-Range Assault Aircraft (FLRAA) mission, a key component to help Army Aviation transform under the Future Vertical Lift (FVL) modernization priorities. Increasing complexities of contracts and systems drive the industry toward collaboration as we continue to leverage our strategic relationships and culture of innovation to meet the ever-changing market landscape.

The mission readiness of defence and security forces will require connecting customers, platforms and locations in a singular multi‑domain environment for training and rehearsal. These expanded capabilities increase the need to enhance operational test and training infrastructure to support distributed mission training and operations. As the prime contractor for the USAF Simulators Common Architecture Requirements and Standards (SCARS) effort, we lead the integration and standardization of aircraft simulators to operate and train together in a strict cyber secure environment. This real-time enterprise network is critical to multi-domain operations.

Global modernization of defence forces continues to be a priority, increasing requirements for efficiencies and secure operational capabilities. We are focused on transformational digital training solutions, next-generation situational awareness and enabling technology to ensure mission readiness. The vast complexity and scale of digital environments empower decision-makers at every level to test courses of action in rigorous, data-driven assessments. We leverage these technologies to provide a single visualization platform to support collaborative command and control decision-making enhanced by artificial intelligence (AI) and machine learning.

We believe the Defense and Security segment is positioned as a strategic partner for training and mission support across multi‑domain operations and continues to develop as a global leader in digitally immersive training and operational support solutions. We estimate our addressable defence market across all five domains to be approximately $14.3 billion.

CAE Financial Report 2023 I 9

Management’s Discussion and Analysis

Market drivers
Demand for training and operational support solutions in the defence and security markets is driven by the following:
–Increased defence spending;
–Expected stable demand on enduring platforms and increased opportunities on next-generation systems;
–Maximization of efficiencies through outsourced training and support services;
–Increased competition straining military aviation recruitment, training and retention;
–Demand for integrated network training systems to support multi-domain conflict;
–Expanded utilization of synthetic environments to support efficacy, reduce costs and lower environmental impact.

Increased defence spending
According to the Stockholm International Peace Research Institute, global military expenditures increased by approximately 4% in 2022, reaching an all-time high of $2.2 trillion. Europe demonstrated the largest increase at 13% as countries reacted to the invasion of Ukraine and increased East Asia activity. The immediate challenges posed by geopolitical instability and possible near-peer threats across multi‑domain operations will drive expected increases in defence budgets over the next year. Economic headwinds and a potential need to reverse current levels of deficit spending could impact global defence; however, training is fundamental to achieving and maintaining mission readiness and budget pressures will push more training into the cost-effective virtual environment, thus creating increased opportunities for our products, services and digital capabilities.

Expected stable demand on enduring platforms and increased opportunities on next-generation systems
CAE generates a high degree of recurring business from our strong position on enduring platforms, including long-term service contracts. Defence forces in mature markets maximize the use of their existing platforms through upgrades, updates, and life extension programs of existing assets, creating opportunities for simulator upgrades and training support services. In addition, substantial demand for enduring platforms such as the C-130, P-8, F-16, C295, MH-60R, NH90 and MQ-9 in global defence markets requires new training systems and services. Opportunities continue to expand as defence forces prepare for next-generation platforms. Our significant experience and strategic relationships uniquely position us to support next-generation platforms, and enable the efficient transition from current to future state training.

Maximization of efficiencies through outsourced training and support services
Another driver for our expertise and capabilities is the efficiency gained by our customers from outsourcing training and support services. Defence forces and governments continue to find ways to maximize efficiency and enhance readiness, which includes allowing active‑duty personnel to focus on operational requirements. There has been a growing trend among defence forces to consider outsourcing a variety of training and operational support services. We expect this trend to continue, which aligns directly with our strategy to grow long‑term, recurring services business. We believe governments will increasingly look to industry for training and operational support solutions to achieve faster delivery, lower capital investment requirements, and support required to meet the demand for producing aircrews and achieve desired readiness levels.

Increased competition straining military aviation recruitment, training and retention
High demand from the civil commercial and business aviation sector has impacted the recruitment, training and retention of military pilots. The challenge has led to defence forces looking at numerous initiatives to address the potential pilot shortage, including modernization efforts and initiatives related explicitly to training innovation, such as the U.S. Air Force Pilot Training Transformation project. Defence forces are considering outsourcing instructor pilot positions and adopting new technologies that help make pilot training more effective and efficient to increase throughput, creating opportunities for CAE’s products, services and solutions.

Demand for integrated network training systems to support multi-domain conflict
The shift in the nature of the geopolitical environment and the pivot to preparing for a near‑peer adversary, combined with limited personnel and budget pressures, have prompted defence forces globally to outsource the development, management and delivery of training systems required to support today’s complex environments. Increasingly, defence forces are considering a more integrated and holistic approach to training across all domains – air, land, sea, space and cyber. Defence forces are seeking to maximize commonality for increased efficiencies, cost savings, integration and immersive training across multi-domain operations. As a training systems integrator, we address the overall training enterprise to deliver comprehensive solutions, from platform-centric individual training through operational, joint all-domain mission training.

Expanded utilization of synthetic environments to support efficacy, reduce costs and lower environmental impact
One of the underlying drivers for our expertise and capabilities is the increasing use of synthetic training throughout the defence community. More defence forces and governments are adopting synthetic environments for a greater percentage of their overall approach to improve training effectiveness, reduce operational demands on platforms, lower risks in training and significantly lower costs. Additional benefits of synthetic training mitigate our customers’ environmental impact by providing a safer form of multi-domain training with a significant reduction in the carbon footprint compared to live training in a real environment. At the same time, these digitally immersive synthetic environments, when combined with AI and cloud computing, can provide a tool for planning, course of action analysis, and mission support.

10 I CAE Financial Report 2023

Management’s Discussion and Analysis

HEALTHCARE MARKET
We offer healthcare students and clinical professionals integrated physical, digital and virtual education and training solutions, including interventional and imaging simulations, curricula, mixed-reality and digital learning, audiovisual debriefing solutions, centre management platforms and patient simulators.

Simulation-based training is one of the most effective ways to prepare healthcare practitioners for the moments that matter: treating patients, handling critical situations and reducing medical errors. The experience and best practices gained over our more than 75-year simulation-based aviation training history apply seamlessly to healthcare, and we leverage those lessons to deliver innovative solutions that accelerate healthcare learning, enhance training and ultimately improve the quality and availability of patient care. The healthcare industry continues to face a challenging situation: increased demand for nurses complicated by decreased student access to both patients and clinical sites as well as an unchanging and lengthy education timeline. Based on our experiences in aviation and defence, we are well-suited to address the challenges of this evolving healthcare environment. As a result, we see potential growth in the healthcare training and simulation markets propelled by multiple secular tailwinds, including an aging population necessitating increased care; a global shortage of healthcare workers, especially nurses; an increase in preventable medical errors; a limited number of hospital beds; and continued attrition of the healthcare workforce. All of this necessitates innovation in and acceleration of healthcare education and certification, which can be accomplished through simulation. In 2020, only 17 U.S. states accepted simulation for 50 percent of clinical training hours. Today, nearly every state has introduced or passed such legislation.

We are well-positioned to capture growing demand for nursing and simulation-based training through our broad and innovative portfolios of medical training solutions, including patient, ultrasound and interventional simulators, audiovisual debriefing solutions, centre management platforms, augmented reality applications and e‑learning simulation-based curricula. We provide training solutions to customers in more than 110 countries, and are a leader in the design, development and delivery of patient simulators based on advanced models of human physiology that realistically reflect human responses to clinical interventions. We apply that same degree of rigour and innovation to our digital, remote and virtual simulation solutions. For example, CAE Vimedix, our advanced ultrasound simulator, offers augmented reality for remote and virtual learning, significantly reducing the time it takes to master ultrasound scanning and comprehend ultrasonographic anatomy. Our learning management system consolidates the delivery of digital learning solutions to augment simulation-centre-based training, giving learners the ability to learn anytime, anywhere and at their own pace, amplifying access to education and training, regardless of geographical limitations. We leverage advanced technologies to build sophisticated digital capabilities that improve patient outcomes and are gaining broad acceptance and adoption in the market. Mixed reality is featured across our portfolio, including patient simulation (CAE AresAR and CAE LucinaAR), interventional simulation (CAE CathLabVR), and ultrasound simulation (CAE VimedixAR). We provide these advanced technologies and innovative learning tools to hospitals and academic institutions, which represent the largest segments of the healthcare simulation market.

We see future opportunities arising in the Healthcare business, including supporting government customers; growing acceptance of new digital and virtual learning products and increased recognition of the value of simulation-based preparedness for pandemics and other high-risk scenarios. This is supported by professional organizations, such as the International Nursing Association of Clinical Simulation and Learning (INASCL) and the Society for Simulation in Healthcare (SSH), that have encouraged regulatory bodies and policymakers to demonstrate flexibility by replacing the clinical hours usually completed in a live healthcare setting with virtually simulated experiences.

We believe the Healthcare segment is positioned as a leader in developing healthcare professionals through technology, educational content and training, with an estimated healthcare simulation market of approximately US$1.7 billion. North America is the largest market for healthcare simulation, followed by Europe and Asia.

Market drivers
Demand for our simulation products and services in the healthcare market is driven by the following:
–Growing emphasis on patient safety and outcomes;
–Global shortage amid an increased demand for healthcare personnel;
–Rising use of simulation, with a demand for innovative and custom training approaches to prevent medical errors;
–Limited access to patients for educational and clinical development purposes;
–Evolving medical technologies and growing use and acceptance of remote and virtual delivery methods;
–Increased focus on pandemic and disaster preparedness.

Growing emphasis on patient safety and outcomes
CAE expects increased adoption of simulation-based training and certification of healthcare professionals will improve patient safety and outcomes. We believe this would result in a significantly larger addressable market than the current market, which is primarily education-based. According to the WHO, patient harm due to unsafe care is one of the leading causes of death and disability worldwide. On average, about one in 10 patients suffers an adverse event while receiving hospital care in high-income countries, and up to 134 million adverse events occur due to unsafe care in hospitals in low- and middle-income countries, together contributing to around 2.6 million deaths every year. Two key strategic initiatives of the WHO Global Safety Action Plan carry significant relevance for implementing simulation-based training for healthcare professionals, including: assuring the safety of every clinical process and educating every health worker to contribute to the design and delivery of safe care systems. Simulation-based training can help clinicians gain confidence, knowledge and expertise for improving patient safety in a risk-free environment. As the Medicare and Medicaid reimbursement structure in U.S. hospitals shifts from being based solely on the quantity of services to the quality of services (value-based care), including safety and patient outcomes, we expect more hospitals to implement simulation-based training to improve performance and reduce the risk of medical errors.

CAE Financial Report 2023 I 11

Management’s Discussion and Analysis

Simulation is a required or recommended element in a growing movement towards High Stakes Assessment and Certification. Examples in the U.S. include Maintenance of Certification in Anesthesiology (MoCA) Cognitive Assessment and Advanced Trauma Life Support. Moreover, the Accreditation Council for Graduate Medical Education is evolving towards competency-based assessment with specific benchmarks to measure and compare performance which favours the adoption of simulation products and training.

Global shortage amid an increased demand for healthcare personnel
The World Health Organization (WHO) estimates 55 countries are facing significant health worker shortages, with a potential shortfall of 10 million health workers by 2030, mostly in low- and lower-middle income countries. However, countries at all levels of socioeconomic development face varying degrees of difficulties in the education, employment, deployment, retention, and performance of their workforce. This is exacerbated by the effects of the pandemic, which continue to strain the already limited supply of these valuable healthcare professionals. According to the International Council of Nurses, the pandemic contributed to higher nurse turnover, with the WHO projecting that the world will need an additional 9 million nurses and midwives by the year 2030.

According to the Association of American Medical Colleges (AAMC), the U.S. faces a projected shortage up to 124,000 physicians by 2034, with demand for physicians outpacing supply. Education and training are critical to creating a qualified pipeline of doctors. While the nation’s medical schools and teaching hospitals continue to invest in medical education and physician training to improve care, doctor shortages continue to threaten patients’ health and well-being, according to the AAMC.

Rising use of simulation, with a demand for innovative and custom training approaches to prevent medical errors
The majority of product and service sales in healthcare simulation involve healthcare education. Together with our global distribution network, we are reaching new and emerging markets and addressing the international demand potential for simulation-based training. CAE segments the healthcare simulation market by virtual, augmented and mixed-reality simulators, patient simulators, interventional simulators, skills trainers, ultrasound simulators, audiovisual and simulation centre management solutions, simulated clinical environments and training services. There is a growing body of evidence demonstrating that medical simulation improves clinical competency, delivers better patient outcomes and reduces medical errors, which can help mitigate the rate of increase in healthcare costs. Healthcare is expected to become increasingly relevant in a world more acutely aware of the benefits of healthcare simulation and training to help save lives at a steady state and in a healthcare crisis.

Limited access to patients for educational and clinical development purposes
Traditionally, medical education has adhered to an apprenticeship model in which students care for patients under the supervision of more experienced staff. In this model, students have limited access to high-risk procedures and rare complications, inhibiting their ability to practice critical decision‑making skills. The use of simulation in professional programs complements traditional learning and helps students hone their clinical and critical thinking skills for high-risk, low-frequency events. The U.S. National Council of State Boards of Nursing's national simulation guidelines, indicate a pre-licensure nursing education program may substitute simulation for up to 50% of its traditional clinical hours. In the U.K., the Nursing and Midwifery Council permanently increased the allowance of simulation activities to 600 hours for nursing students as part of their clinical practice. In addition, SSH and INACSL continue to call for more flexibility in replacing required clinical training hours with simulation hours for health science students, emphasizing that virtual simulation is an effective teaching method that results in improved student learning outcomes.

Simulation provides consistent, repeatable training and exposure to a broader range of patients and scenarios than a learner may experience in normal clinical practice settings. As an example, our CAE Vimedix ultrasound simulator offers more than 200 patient pathologies for cardiac, emergency and obstetrics and gynecology medicine. As the training and education model continues to evolve, CAE Healthcare simulators provide a low-risk alternative for practicing life-saving procedures, inter-professional team training and major disaster response.

Evolving medical technologies and growing use and acceptance of remote and virtual delivery methods
Advancements in medical technology along with greater acceptance of remote and virtual delivery methods are driving the use of simulation. New medical devices and advanced procedures, such as intra‑cardiac echocardiography, cardiac assist devices, and mechanical ventilation enhancements, require advanced training solutions, such as simulation, for internal product development and customer training. Regulatory and certification agencies are increasingly stringent in requesting that clinicians be trained before adopting new disruptive technologies, an undertaking for which simulation is well-suited. We continue to collaborate with OEMs to deliver innovative and custom training for the introduction of new interventional procedures. Additionally, we are broadening our use of remote and virtual learning through programs such as Maestro Evolve, an interactive virtual learning platform for remote instruction, and online digital learning courses focused on nurses and respiratory therapists.

Increased focus on pandemic and disaster preparedness
Recent global events highlighted the importance of preparedness in all sectors, including healthcare, and underscored the vital role of simulation-based training and education in ensuring readiness. We can support efforts to enhance trauma readiness, strengthen and assess the emergency response workforce, and prepare hospitals for medical surges through simulation-based training, readiness drills and human factors training. For example, through our partnership with a local simulation centre, we supported the Human Patient Simulation Network conference in 2023, India’s first multidisciplinary hybrid simulation event and with it the first air crash responder disaster drill.

12 I CAE Financial Report 2023

Management’s Discussion and Analysis

3.6       Foreign exchange
We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for the three main currencies in which we operate.

We used the closing foreign exchange rates in the table below to value our assets, liabilities and adjusted backlog in Canadian dollars at the end of each of the following periods:

			Increase /
	2023	2022	(decrease)
U.S. dollar (US$ or USD)	1.35	1.25	8%
Euro (€ or EUR)	1.47	1.38	7%
British pound (£ or GBP)	1.67	1.64	2%

We used the average foreign exchange rates in the table below to value our revenues and expenses throughout the following periods:

			Increase /
	2023	2022	(decrease)
U.S. dollar (US$ or USD)	1.32	1.25	6%
Euro (€ or EUR)	1.38	1.46	(5%)
British pound (£ or GBP)	1.59	1.71	(7%)

For fiscal 2023, the effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in revenue of $73.8 million and an increase in net income of $6.5 million, when compared to fiscal 2022. We calculated this by translating the current year’s foreign currency revenue and net income of our foreign operations using the average monthly exchange rates from the previous year and comparing these adjusted amounts to our current year reported results. You will find more details about our foreign exchange exposure and hedging strategies in Section 9 "Business risk and uncertainty" of this MD&A. A sensitivity analysis for foreign currency risk is included in Note 29 of our consolidated financial statements.

3.7       Non-IFRS and other financial measure definitions
This MD&A includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.

A non-IFRS financial measure is a financial measure that depicts our financial performance, financial position, or cash flow and either excludes an amount that is included in or includes an amount that is excluded from the composition of the most directly comparable financial measures disclosed in our financial statements.

A non-IFRS ratio is a financial measure disclosed in the form of a ratio, fraction, percentage, or similar representation, that has a non‑IFRS financial measure as one or more of its components.

A total of segments measure is a financial measure that is a subtotal or total of two or more reportable segments and is disclosed within the notes to our consolidated financial statements, but not in our primary financial statements.

A capital management measure is a financial measure intended to enable an individual to evaluate our objectives, policies and processes for managing our capital and is disclosed within the notes to our consolidated financial statements, but not in our primary financial statements.

A supplementary financial measure is a financial measure that depicts our historical or expected future financial performance, financial position or cash flow and is not disclosed within our primary financial statements, nor does it meet the definition of any of the above measures.
Certain non-IFRS and other financial measures are provided on a consolidated basis and separately for each of our segments (Civil Aviation, Defense and Security and Healthcare) since we analyze their results and performance separately.

CAE Financial Report 2023 I 13

Management’s Discussion and Analysis

PERFORMANCE MEASURES
Gross profit margin (or gross profit as a % of revenue)
Gross profit margin is a supplementary financial measure calculated by dividing our gross profit by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Operating income margin (or operating income as a % of revenue)
Operating income margin is a supplementary financial measure calculated by dividing our operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted segment operating income or loss
Adjusted segment operating income or loss is a non-IFRS financial measure that gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023), cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022) and impairments and other gains and losses incurred in relation to the COVID-19 pandemic (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2021). We track adjusted segment operating income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Adjusted segment operating income on a consolidated basis is a total of segments measure since it is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance. Refer to Section 3.9 “Non‑IFRS measure reconciliations” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue)
Adjusted segment operating income margin is a non-IFRS ratio calculated by dividing our adjusted segment operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted net income or loss
Adjusted net income or loss is a non-IFRS financial measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023), cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022) and impairments and other gains and losses incurred in relation to the COVID-19 pandemic (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2021). We track adjusted net income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Refer to Section 3.9 “Non-IFRS measure reconciliations” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Adjusted earnings or loss per share (EPS)
Adjusted earnings or loss per share is a non-IFRS ratio calculated by dividing adjusted net income or loss by the weighted average number of diluted shares. We track it because we believe it provides an enhanced understanding of our operating performance on a per share basis and facilitates the comparison across reporting periods. Refer to Section 3.9 “Non-IFRS measure reconciliations” of this MD&A for a calculation of this measure.

EBITDA and Adjusted EBITDA
EBITDA is a non-IFRS financial measure which comprises net income or loss before income taxes, finance expense – net, depreciation and amortization. Adjusted EBITDA further adjusts for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023), cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022) and impairments and other gains and losses incurred in relation to the COVID-19 pandemic (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2021). We use EBITDA and adjusted EBITDA to evaluate our operating performance, by eliminating the impact of non-operational or non-cash items. Refer to Section 3.9 “Non-IFRS measure reconciliations” of this MD&A for a reconciliation of these measures to the most directly comparable measure under IFRS.

14 I CAE Financial Report 2023

Management’s Discussion and Analysis

Free cash flow
Free cash flow is a non-IFRS financial measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, changes in enterprise resource planning (ERP) and other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees. Refer to Section 6.1 “Consolidated cash movements” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

LIQUIDITY AND CAPITAL STRUCTURE MEASURES
Non-cash working capital
Non-cash working capital is a non-IFRS financial measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and liabilities held for sale). Refer to Section 7.1 “Consolidated capital employed” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Capital employed
Capital employed is a non-IFRS financial measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:

Use of capital:
–For the Company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);
–For each segment, we take the total assets (not including cash and cash equivalents, tax accounts, employee benefits assets and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long‑term debt, royalty obligations, employee benefit obligations and other non-operating liabilities).

Source of capital:
–In order to understand our source of capital, we add net debt to total equity.

Refer to Section 7.1 “Consolidated capital employed” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Return on capital employed (ROCE) and adjusted ROCE
ROCE is a non-IFRS ratio calculated over a rolling four-quarter period by taking net income attributable to equity holders of the Company adjusting for net finance expense, after tax, divided by the average capital employed. Adjusted ROCE further adjusts for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023), cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022) and impairments and other gains and losses incurred in relation to the COVID-19 pandemic (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2021). We use ROCE and adjusted ROCE to evaluate the profitability of our invested capital.

Net debt
Net debt is a capital management measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents. Refer to Section 7.1 “Consolidated capital employed” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Net debt-to-capital
Net debt-to-capital is a capital management measure calculated as net debt divided by the sum of total equity plus net debt. We use this to manage our capital structure and monitor our capital allocation priorities.

Net debt-to-EBITDA and net debt-to-adjusted EBITDA
Net debt-to-EBITDA and net debt-to-adjusted EBITDA are non-IFRS ratios calculated as net debt divided by the last twelve months EBITDA (or adjusted EBITDA). We use net debt-to-EBITDA and net debt-to-adjusted EBITDA because they reflect our ability to service our debt obligations. Refer to Section 3.9 “Non-IFRS measure reconciliations” of this MD&A for a calculation of these measures.

CAE Financial Report 2023 I 15

Management’s Discussion and Analysis

Maintenance and growth capital expenditures
Maintenance capital expenditure is a supplementary financial measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a supplementary financial measure we use to calculate the investment needed to increase the current level of economic activity.

The sum of maintenance capital expenditures and growth capital expenditures represents our total property, plant and equipment expenditures.

GROWTH MEASURES
Adjusted order intake
Adjusted order intake is a supplementary financial measure that represents the expected value of orders we have received:
–For the Civil Aviation segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defense and Security segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defense and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in adjusted order intake when the customer has authorized the contract item and has received funding for it;
–For the Healthcare segment, adjusted order intake is typically converted into revenue within one year, therefore we assume that adjusted order intake is equal to revenue.

Adjusted backlog
Adjusted backlog is a supplementary financial measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our adjusted order intake not yet executed and is calculated by adding the adjusted order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;
–Unfunded backlog represents legally binding Defense and Security orders with the U.S. government that we have received but have not yet executed and for which funding authorization has not yet been obtained. The uncertainty relates to the timing of the funding authorization, which is influenced by the government’s budget cycle, based on a September year-end. Options are included in adjusted backlog when there is a high probability of being exercised, which we define as at least 80% probable, but indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered adjusted order intake in that period, and it is removed from unfunded backlog and options.

Book-to-sales ratio
The book-to-sales ratio is a supplementary financial measure calculated by dividing adjusted order intake by revenue in a given period. We use it to monitor the level of future growth of the business over time.

3.8       Supplementary non-financial information definitions

Full-flight simulators (FFSs) in CAE's network
A FFS is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

Simulator equivalent unit (SEU)
SEU is a measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Utilization rate
Utilization rate is a measure we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

16 I CAE Financial Report 2023

Management’s Discussion and Analysis

3.9       Non-IFRS measure reconciliations
Reconciliation of adjusted segment operating income

			Defense
(amounts in millions)	Civil Aviation		and Security		Healthcare			Total
Three months ended March 31	2023	2022	2023	2022	2023	2022	2023	2022
Operating income	$149.3	$58.1	$29.0	$25.8	$8.3	$9.4	$186.6	$93.3
Restructuring, integration and acquisition costs	13.6	26.6	1.5	9.2	0.2	0.2	15.3	36.0
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Cloud computing transition adjustment	—	11.6	—	1.8	—	—	—	13.4
Adjusted segment operating income	$162.9	$96.3	$30.5	$36.8	$8.5	$9.6	$201.9	$142.7

			Defense
(amounts in millions)	Civil Aviation		and Security		Healthcare			Total
Years ended March 31	2023	2022	2023	2022	2023	2022	2023	2022
Operating income	$430.3	$224.1	$35.7	$56.0	$8.0	$4.1	$474.0	$284.2
Restructuring, integration and acquisition costs	52.0	79.0	10.6	61.4	1.7	6.5	64.3	146.9
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment reversal of non-financial assets
following their repurposing and optimization	3.0	—	6.8	—	—	—	9.8	—
Cloud computing transition adjustment	—	11.6	—	1.8	—	—	—	13.4
Adjusted segment operating income	$485.3	$314.7	$53.1	$119.2	$9.7	$10.6	$548.1	$444.5

Reconciliation of adjusted net income and adjusted EPS

	Three months ended		Years ended
	March 31		March 31
(amounts in millions, except per share amounts)	2023	2022	2023	2022
Net income attributable to equity holders of the Company	$98.4	$55.1	$222.7	$141.7
Restructuring, integration and acquisition costs, after tax	12.5	27.1	49.4	110.0
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment reversal of non-financial assets
following their repurposing and optimization, after tax	—	—	7.1	—
Cloud computing transition adjustment, after tax	—	9.8	—	9.8
Adjusted net income	$110.9	$92.0	$279.2	$261.5

Average number of shares outstanding (diluted)	318.7	318.5	318.4	312.9

Adjusted EPS	$0.35	$0.29	$0.88	$0.84

CAE Financial Report 2023 I 17

Management’s Discussion and Analysis

Reconciliation of EBITDA, adjusted EBITDA, net debt-to-EBITDA and net debt-to-adjusted EBITDA

	Last twelve months ended
	March 31
(amounts in millions, except net debt-to-EBITDA ratios)	2023	2022
Operating income	$474.0	$284.2
Depreciation and amortization	342.2	310.5
EBITDA	$816.2	$594.7
Restructuring, integration and acquisition costs	64.3	146.9
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment reversal of non-financial assets
following their repurposing and optimization	9.8	—
Cloud computing transition adjustment	—	13.4
Adjusted EBITDA	$890.3	$755.0

Net debt	$3,032.5	$2,700.1

Net debt-to-EBITDA	3.72	4.54
Net debt-to-adjusted EBITDA	3.41	3.58

18 I CAE Financial Report 2023

Management’s Discussion and Analysis

4.     CONSOLIDATED RESULTS
4.1       Results from operations – fourth quarter of fiscal 2023

(amounts in millions, except per share amounts)		Q4-2023	Q3-2023	Q2-2023	Q1-2023	Q4-2022
Revenue		$1,256.5	1,020.3	993.2	933.3	955.0
Cost of sales		$894.7	722.3	719.6	700.4	683.4
Gross profit		$361.8	298.0	273.6	232.9	271.6
As a % of revenue[2]	%	28.8	29.2	27.5	25.0	28.4
Research and development expenses		$40.0	30.2	32.2	40.7	34.9
Selling, general and administrative expenses		$149.7	138.1	128.0	145.1	143.6
Other (gains) and losses		$(10.5)	(6.7)	(3.2)	(2.4)	(20.9)
After tax share in profit of equity accounted investees		$(19.3)	(14.4)	(8.1)	(11.4)	(15.3)
Restructuring, integration and acquisition costs		$15.3	4.9	22.6	21.5	36.0
Operating income		$186.6	145.9	102.1	39.4	93.3
As a % of revenue[2]	%	14.9	14.3	10.3	4.2	9.8
Finance expense – net		$51.4	48.8	41.3	36.2	32.5
Earnings before income taxes		$135.2	97.1	60.8	3.2	60.8
Income tax expense (recovery)		$33.3	17.1	14.5	(0.5)	3.7
As a % of earnings before income taxes
(effective tax rate)%		25	18	24	(16)	6
Net income		$101.9	80.0	46.3	3.7	57.1
Attributable to:
Equity holders of the Company		$98.4	78.1	44.5	1.7	55.1
Non-controlling interests		$3.5	1.9	1.8	2.0	2.0
		$101.9	80.0	46.3	3.7	57.1
EPS attributable to equity holders of the Company
Basic and diluted		$0.31	0.25	0.14	0.01	0.17

Adjusted segment operating income[2]		$201.9	160.6	124.7	60.9	142.7
Adjusted net income[2]		$110.9	89.2	61.5	17.6	92.0
Adjusted EPS[2]		$0.35	0.28	0.19	0.06	0.29

Revenue was 32% higher compared to the fourth quarter of fiscal 2022
Revenue was $1,256.5 million this quarter, $301.5 million or 32% higher than the fourth quarter of fiscal 2022. Revenue variances by segment were as follows:

(amounts in millions)
Three months ended March 31	2023	2022	Variance $	Variance %
Civil Aviation	$661.4	$432.7	$228.7	53%
Defense and Security	536.0	469.5	66.5	14%
Healthcare	59.1	52.8	6.3	12%
Revenue	$1,256.5	$955.0	$301.5	32%

You will find more details in Section 5 "Results by segment" of this MD&A.

Gross profit was 33% higher compared to the fourth quarter of fiscal 2022
Gross profit was $361.8 million this quarter (28.8% of revenue) compared to $271.6 million (28.4% of revenue) in the fourth quarter of fiscal 2022. The increase in gross profit compared to the fourth quarter of fiscal 2022 was mainly due to higher revenue recognized during the period. The overall gross profit margin was stable compared to the fourth quarter of fiscal 2022.

2 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 3.7 “Non-IFRS and other financial measure definitions" and Section 3.9 "Non-IFRS measure reconciliations” of this MD&A for the definitions and reconciliations of these measures to the most directly comparable measure under IFRS.
CAE Financial Report 2023 I 19

Management’s Discussion and Analysis

Operating income was 100% higher compared to the fourth quarter of fiscal 2022
Operating income was $186.6 million this quarter (14.9% of revenue) compared to $93.3 million (9.8% of revenue) in the fourth quarter of fiscal 2022. Operating income variances by segment were as follows:

(amounts in millions)
Three months ended March 31	2023	2022	Variance $	Variance %
Civil Aviation	$149.3	$58.1	$91.2	157%
Defense and Security	29.0	25.8	3.2	12%
Healthcare	8.3	9.4	(1.1)	(12%)
Operating income	$186.6	$93.3	$93.3	100%

You will find more details in Section 5 "Results by segment" of this MD&A.

Adjusted segment operating income was 41% million higher compared to the fourth quarter of fiscal 2022
Adjusted segment operating income was $201.9 million this quarter (16.1% of revenue) compared to $142.7 million (14.9% of revenue) in the fourth quarter of fiscal 2022. Adjusted segment operating income variances by segment were as follows:

(amounts in millions)
Three months ended March 31	2023	2022	Variance $	Variance %
Civil Aviation	$162.9	$96.3	$66.6	69%
Defense and Security	30.5	36.8	(6.3)	(17%)
Healthcare	8.5	9.6	(1.1)	(11%)
Adjusted segment operating income	$201.9	$142.7	$59.2	41%

You will find more details in Section 5 "Results by segment" of this MD&A.

Finance expense - net was 58% higher compared to the fourth quarter of fiscal 2022
The increase was mainly due to higher finance expense from an increased level of borrowing under credit facilities and an increase in variable interest rates.

We are incurring higher finance expense, commensurate with central bank monetary tightening policies.

Effective tax rate was 25% this quarter
Income tax expense this quarter amounted to $33.3 million, representing an effective tax rate of 25%, compared to an effective tax rate of 6% for the fourth quarter of fiscal 2022.

The effective tax rate was impacted by restructuring, integration and acquisition costs this quarter. In the fourth quarter of last year, the effective tax rate was also impacted by restructuring, integration and acquisition costs, as well as the cloud computing transition adjustment. Excluding the effect of these items, the effective tax rate would have been 24% this quarter compared to 15% in the fourth quarter of fiscal 2022. On this basis, the increase in the tax rate this quarter compared to the fourth quarter of fiscal 2022 was mainly attributable to the change in the mix of income from various jurisdictions.

20 I CAE Financial Report 2023

Management’s Discussion and Analysis

4.2       Results from operations – fiscal 2023

(amounts in millions, except per share amounts)		FY2023	FY2022
Revenue		$4,203.3	3,371.3
Cost of sales		$3,037.0	2,415.8
Gross profit		$1,166.3	955.5
As a % of revenue	%	27.7	28.3
Research and development expenses		$143.1	120.8
Selling, general and administrative expenses		$560.9	489.1
Other (gains) and losses		$(22.8)	(37.0)
After tax share in profit of equity accounted investees		$(53.2)	(48.5)
Restructuring, integration and acquisition costs		$64.3	146.9
Operating income		$474.0	284.2
As a % of revenue	%	11.3	8.4
Finance expense – net		$177.7	130.6
Earnings before income taxes		$296.3	153.6
Income tax expense		$64.4	3.6
As a % of earnings before income taxes (effective tax rate)%		22	2
Net income		$231.9	150.0
Attributable to:
Equity holders of the Company		$222.7	141.7
Non-controlling interests		$9.2	8.3
		$231.9	150.0
EPS attributable to equity holders of the Company
Basic		$0.70	0.46
Diluted		$0.70	0.45

Adjusted segment operating income		$548.1	444.5
Adjusted net income		$279.2	261.5
Adjusted EPS		$0.88	0.84

Revenue was 25% higher compared to last year
Revenue was $4,203.3 million this year, $832.0 million or 25% higher than last year. Revenue variances by segment were as follows:

(amounts in millions)
Years ended March 31	2023	2022	Variance $	Variance %
Civil Aviation	$2,166.4	$1,617.8	$548.6	34%
Defense and Security	1,844.2	1,602.1	242.1	15%
Healthcare	192.7	151.4	41.3	27%
Revenue	$4,203.3	$3,371.3	$832.0	25%

You will find more details in Section 5 "Results by segment" of this MD&A.

Gross profit was 22% higher compared to last year
Gross profit was $1,166.3 million this year (27.7% of revenue) compared to $955.5 million (28.3% of revenue) last year. The increase in gross profit compared to last year was mainly due to higher revenue recognized during the period. The lower overall gross profit margin this year was mainly due to the unfavourable contract profit adjustments recorded in Defense and Security in the first quarter of fiscal 2023.

CAE Financial Report 2023 I 21

Management’s Discussion and Analysis

Operating income was 67% higher compared to last year
Operating income was $474.0 million this year (11.3% of revenue) compared to $284.2 million (8.4% of revenue) last year. Operating income variances by segment were as follows:

(amounts in millions)
Years ended March 31	2023	2022	Variance $	Variance %
Civil Aviation	$430.3	$224.1	$206.2	92%
Defense and Security	35.7	56.0	(20.3)	(36%)
Healthcare	8.0	4.1	3.9	95%
Operating income	$474.0	$284.2	$189.8	67%

You will find more details in Section 5 "Results by segment" of this MD&A.

Adjusted segment operating income was 23% higher compared to last year
Adjusted segment operating income was $548.1 million this year (13.0% of revenue) compared to $444.5 million (13.2% of revenue) last year. Adjusted segment operating income variances by segment were as follows:

(amounts in millions)
Years ended March 31	2023	2022	Variance $	Variance %
Civil Aviation	$485.3	$314.7	$170.6	54%
Defense and Security	53.1	119.2	(66.1)	(55%)
Healthcare	9.7	10.6	(0.9)	(8%)
Adjusted segment operating income	$548.1	$444.5	$103.6	23%
You will find more details in Section 5 "Results by segment" of this MD&A.

Finance expense - net was $47.1 million higher than last year

FY2022 to
(amounts in millions)	FY2023
Finance expense - net, prior period	$130.6
Change in finance expense from the prior period:
Increase in finance expense on long-term debt (other than lease liabilities)	$37.5
Increase in finance expense on lease liabilities	2.3
Decrease in finance expense on royalty obligations	(1.0)
Increase in other finance expense	9.7
Increase in borrowing costs capitalized	(0.8)
Increase in finance expense from the prior period	$47.7
Change in finance income from the prior period:
Increase in interest income on loans and finance lease contracts	$(1.2)
Decrease in other finance income	0.6
Increase in finance income from the prior period	$(0.6)
Finance expense - net, current period	$177.7

The increase in finance expense on long-term debt is mainly due to an increased level of borrowing under credit facilities and an increase in variable interest rates.

We are incurring higher finance expense, commensurate with central bank monetary tightening policies.

Effective tax rate was 22% this year
Income tax expense this year amounted to $64.4 million, representing an effective tax rate of 22%, compared to an income tax expense of $3.6 million for the same period last year, representing an effective tax rate of 2%.

Last year, the effective tax rate was impacted by restructuring, integration and acquisition costs, and the cloud computing transition adjustment. The effective tax rate was not impacted by these items this year. Excluding the effect of these items last year, the effective tax rate would have been 14%. On this basis, the increase in the tax rate compared to last year was mainly attributable to the change in the mix of income from various jurisdictions, and the beneficial impact recognized on tax assets and positive impact of tax audits in Canada last year.

22 I CAE Financial Report 2023

Management’s Discussion and Analysis

4.3       Restructuring, integration and acquisition costs

	FY2023	FY2022	Q4-2023	Q4-2022
Integration and acquisition costs	$66.3	$87.8	$15.0	$23.6
Impairment of non-financial assets - net	2.3	37.1	—	6.5
Severances and other employee related costs	2.7	6.9	0.3	2.3
Other costs	2.8	15.1	—	3.6
Impairment reversal of non-financial assets following their
repurposing and optimization	(9.8)	—	—	—
Total restructuring, integration and acquisition costs	$64.3	$146.9	$15.3	$36.0

For the year ended March 31, 2023, restructuring, integration and acquisition costs associated with the fiscal 2022 acquisition of L3H MT amounted to $17.6 million (2022 – $63.5 million) and those related to the fiscal 2022 acquisition of AirCentre amounted to $48.9 million (2022 – $18.1 million).

For the year ended March 31, 2023, cash provided by operating activities included payments related to the integration and acquisition costs for our acquired businesses and severances and other costs associated with our previously announced restructuring program amounting to approximately $79 million (2022 – $132 million).

Impairment reversal of non-financial assets following their repurposing and optimization
For the year ended March 31, 2023, restructuring, integration and acquisition costs include gains on the reversal of impairment of an intangible asset of $6.8 million in the Defense and Security segment and property, plant and equipment of $3.0 million in the Civil Aviation segment, following their repurposing and optimization and new customer contracts and opportunities.

4.4       Consolidated adjusted orders and adjusted backlog

Adjusted backlog3 13% higher compared to last year

(amounts in millions)	FY2023	FY2022
Obligated backlog[3], beginning of period	$7,871.4	$6,412.6
+ adjusted order intake	5,049.1	4,091.2
- revenue	(4,203.3)	(3,371.3)
+ / - adjustments	244.7	738.9
Obligated backlog, end of period	$8,961.9	$7,871.4
Joint venture backlog[3] (all obligated)	300.2	308.1
Unfunded backlog and options[3]	1,534.3	1,398.0
Adjusted backlog	$10,796.4	$9,577.5

Fiscal 2023 adjustments were mainly due to foreign exchange movements, partially offset by contract amendments and the revaluation of prior year contracts.

The book-to-sales ratio for the quarter was 1.17x. The ratio for the last 12 months was 1.20x.

You will find more details in Section 5 "Results by segment" of this MD&A.
3 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 3.7 “Non-IFRS and other financial measure definitions" and Section 3.9 "Non-IFRS measure reconciliations” of this MD&A for the definitions and reconciliations of these measures to the most directly comparable measure under IFRS.
CAE Financial Report 2023 I 23

Management’s Discussion and Analysis

5.     RESULTS BY SEGMENT
We manage our business and report our results in three segments:
–Civil Aviation;
–Defense and Security;
–Healthcare.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales and revenue.

Unless otherwise indicated, elements within our financial results are presented in order of magnitude.

5.1       Civil Aviation
FISCAL 2023 EXPANSIONS AND NEW INITIATIVES

Expansions
–We announced the expansion of our commercial aviation training network in Toronto, Canada with the addition of a Boeing 737 MAX, a 787 FFS and a 777 FFS;
–We announced the expansion of our business aviation training network in Burgess Hill, U.K. with the addition of the first Dassault Falcon 6X FFS;
–We announced the signing of a 15-year agreement with the Qantas Group, to develop and operate a new state-of-the-art pilot training centre in Sydney, Australia;
–We expanded our business aviation footprint with the launch of our first West Coast U.S location offering Gulfstream, Embraer and Bombardier platforms located in Las Vegas, Nevada. We also announced a new training centre dedicated to training on Gulfstream platforms slated to open in early-2024 in Savannah, Georgia;
–Together with AirAsia India, we announced our collaboration to integrate the CAE Rise Training System into the airline’s simulator training program. AirAsia India is the first airline in India to adopt a data-driven training program using CAE Rise;
–Together with Clay Lacy Aviation we announced a two-way organizational cross-training and job-sharing agreement. This agreement calls for CAE instructors to be trained to company standards enabling them to fly with Clay Lacy, and for their senior pilots to be approved to conduct training and check flights for CAE;
–We have partnered with Jazz Aviation to meet the future needs for pilots through the Jazz Approach program, an ab-initio pilot training that provides cadets a direct pathway to a first officer position at Jazz Aviation;
–Together with AEGEAN, we announced our joint venture for a new flight-training location in Athens, Greece. The centre is expected to begin pilot and cabin crew training by the end of calendar 2023 and will be our first training centre in Southeastern Europe.

New programs and products
–We concluded a strategic partnership with Vertical Aerospace to be their exclusive global provider of VX4 pilot training and courseware;
–Together with Piper Aircraft Inc., we launched our electric aircraft modification program, where we will develop a conversion kit and bring an electric variant option of the aircraft to market. As a carbon neutral company, this program will allow CAE to further reduce it's direct carbon emissions at the source;
–We have launched our newest advancement in pilot training, the CAE 700MXR flight simulator. This high-fidelity flight simulator targets the eVTOL aircraft pilot training and will provide cost-effective, realistic and scalable flight training;
–Together with Spirit Airlines, we announced the launch of the Spirit Wings Pilot Pathway program that aims to expand the carrier’s pipeline of highly skilled, professional pilots. The program, located at CAE’s flight academy in Phoenix, Arizona, will put graduates on the fast track to a successful career as a Spirit Pilot.

24 I CAE Financial Report 2023

Management’s Discussion and Analysis

FISCAL 2023 ORDERS
Civil Aviation obtained contracts this quarter expected to generate future revenues of $841.5 million, including contracts for 19 FFSs. This brings the total civil order intake to $2,827.1 million and 62 FFSs for the year.

Notable FFS contract awards for the year included:
–Five Boeing 737 MAX and three Boeing 787 to United Airlines;
–One Boeing 737 MAX and one ATR 72-600 to CAE Simulation Training Private Limited, a joint venture between InterGlobe Enterprises and CAE;
–Two Airbus A320 Neo and one Boeing 737 MAX to American Airlines;
–One Phenom 100/300 and one Phenom 300 to Embraer-CAE Training Services, a joint venture between Embraer and CAE;
–One Airbus A350 and one ATR-72-600 to Fiji Airways;
–Two Boeing 737 MAX to Delta Air Lines;
–Two Airbus A320 to Blue Sky Aviation Training;
–Two Boeing 737 MAX to Allegiant Air;
–One Airbus A320 to Zhuhai Flight Training Centre;
–One ATR72 to Air New Zealand;
–One Airbus A220 to Qantas Group;
–One Airbus A220 to JetBlue;
–One Boeing 737 MAX to Singapore CAE Flight Training, a joint venture between Singapore Airlines and CAE;
–34 FFSs to undisclosed and other customers.

Notable contract awards for fiscal 2023 included:
–A 15-year commercial aviation training agreement with Qantas Group;
–A 3-year exclusive commercial aviation training agreement extension and 13-year commercial aviation training agreement with Mesa Airlines;
–An 8-year commercial aviation training agreement with GOL Airlines;
–A 5-year Pilot License cadet training agreement with Japan Airlines;
–A 10-year flight next-gen crew and operations manager agreement with SkyWest, Inc.;
–A 6-year business aviation training agreement with Delux Public Charter LLC (JSX Air);
–A 3-year business aviation training agreement with Tag Aviation Holdings;
–A 3-year business training agreement with Aerolineas Ejecutivas S.A. de C.V.

CAE Financial Report 2023 I 25

Management’s Discussion and Analysis

FINANCIAL RESULTS

(amounts in millions)		FY2023	FY2022	Q4-2023	Q3-2023	Q2-2023	Q1-2023	Q4-2022
Revenue		$2,166.4	1,617.8	661.4	517.4	507.2	480.4	432.7
Operating income		$430.3	224.1	149.3	117.2	88.4	75.4	58.1
Adjusted segment operating income		$485.3	314.7	162.9	131.4	104.4	86.6	96.3
As a % of revenue[4]	%	22.4	19.5	24.6	25.4	20.6	18.0	22.3
Depreciation and amortization		$243.4	224.1	64.0	63.5	57.4	58.5	57.7
Property, plant and equipment
expenditures		$240.6	247.3	49.5	58.4	64.6	68.1	68.1
Intangible asset expenditures		$88.6	53.4	24.8	22.1	26.0	15.7	16.7
Capital employed[4]		$4,710.4	4,256.9	4,710.4	4,673.3	4,520.8	4,363.9	4,256.9
Adjusted backlog		$5,730.8	4,919.2	5,730.8	5,647.6	5,457.1	4,993.2	4,919.2

Supplementary non-financial information
Simulator equivalent unit		257	246	265	263	252	250	246
FFSs in CAE's network		324	316	324	323	315	318	316
Utilization rate	%	72	60	78	73	66	71	69
FFS deliveries		46	30	17	9	10	10	7

Revenue up 53% compared to the fourth quarter of fiscal 2022
The increase compared to the fourth quarter of fiscal 2022 was mainly due to higher revenue recognized from simulator sales, driven by higher deliveries, the integration into our results of AirCentre acquired in the fourth quarter of the prior year, higher utilization across our network, the foreign exchange impact on the translation of our foreign operations and the contribution from recently deployed simulators in our network.

Revenue was $2,166.4 million this year, $548.6 million or 34% higher than last year
The increase compared to last year was mainly due to higher utilization across our network, the integration into our results of AirCentre, higher revenue recognized from simulator sales, driven by the timing of production and other milestones on devices for which revenue was not recognized upon delivery and higher deliveries, and the contribution from recently deployed simulators in our network.

Operating income up 157% compared to the fourth quarter of fiscal 2022
Operating income was $149.3 million (22.6% of revenue) this quarter, compared to $58.1 million (13.4% of revenue) in the fourth quarter of fiscal 2022. This quarter’s operating income included restructuring, integration and acquisition costs of $13.6 million compared to $26.6 million in the fourth quarter of fiscal 2022.

The increase compared to the fourth quarter of fiscal 2022 was mainly due to higher revenue recognized from simulator sales, driven by higher deliveries and the timing of production of milestones, the contribution from recently deployed simulators in our network, lower restructuring, integration and acquisition costs, higher utilization across our network, the integration into our results of AirCentre and the cloud computing transition adjustment expense recognized in the prior year. The increase was partially offset by a gain on remeasurement of a contingent consideration liability in the prior year and a lower net benefit from the remeasurement of long-term royalty obligations this year.

Operating income was $430.3 million this year, $206.2 million or 92% higher than last year.
Operating income was $430.3 million (19.9% of revenue) this year, compared to $224.1 million (13.9% of revenue) last year. This year's operating income included restructuring, integration and acquisition costs of $52.0 million compared to $79.0 million last year.

The increase compared to last year was mainly due to higher utilization across our network, higher revenue recognized from simulator sales, driven by the timing of production and other milestones on devices for which revenue was not recognized upon delivery and higher deliveries, the integration into our results of AirCentre, the contribution from recently deployed simulators in our network and lower restructuring, integration and acquisition costs.

Adjusted segment operating income up 69% compared to the fourth quarter of fiscal 2022
Adjusted segment operating income was $162.9 million (24.6% of revenue) this quarter, compared to $96.3 million (22.3% of revenue) in the fourth quarter of fiscal 2022.

4 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 3.7 “Non-IFRS and other financial measure definitions" and Section 3.9 "Non-IFRS measure reconciliations” of this MD&A for the definitions and reconciliations of these measures to the most directly comparable measure under IFRS.
26 I CAE Financial Report 2023

Management’s Discussion and Analysis

The increase compared to the fourth quarter of fiscal 2022 was mainly due to higher revenue recognized from simulator sales, driven by higher deliveries and the timing of production of milestones, the contribution from recently deployed simulators in our network, higher utilization across our network and the integration into our results of AirCentre. The increase was partially offset by a gain on remeasurement of a contingent consideration liability in the prior year and a lower net benefit from the remeasurement of long-term royalty obligations this year.

Adjusted segment operating income was $485.3 million this year, $170.6 million or 54% higher than last year
Adjusted segment operating income was $485.3 million (22.4% of revenue) this year, compared to $314.7 million (19.5% of revenue) last year.

The increase compared to last year was mainly due to higher utilization across our network, higher revenue recognized from simulator sales, driven by the timing of production and other milestones on devices for which revenue was not recognized upon delivery and higher deliveries, the integration into our results of AirCentre and the contribution from recently deployed simulators in our network.

Property, plant and equipment expenditures were $49.5 million this quarter and $240.6 million for the year
Growth capital expenditures were $37.1 million for the quarter and $187.4 million for the year. Maintenance capital expenditures were $12.4 million for the quarter and $53.2 million for the year.

Capital employed increased by $37.1 million compared to last quarter and increased by $453.5 million compared to last year
The increase in capital employed compared to last quarter was due to higher right-of-use assets, movements in foreign exchange rates and higher property, plant and equipment. The increase is partially offset by a lower investment in non-cash working capital.

The increase in capital employed compared to last year was due to movements in foreign exchange rates, higher property, plant and equipment and higher right-of-use assets in support of training network expansions. The increase was partially offset by a lower investment in non-cash working capital.

Adjusted backlog up 16% compared to last year

(amounts in millions)	FY2023	FY2022
Obligated backlog, beginning of period	$4,718.3	$4,047.4
+ adjusted order intake	2,827.1	2,016.5
- revenue	(2,166.4)	(1,617.8)
+ / - adjustments	176.2	272.2
Obligated backlog, end of period	$5,555.2	$4,718.3
Joint venture backlog (all obligated)	175.6	200.9
Adjusted backlog	$5,730.8	$4,919.2

Fiscal 2023 adjustments were mainly due to foreign exchange movements, partially offset by contract amendments and the revaluation of prior year contracts.

This quarter's book-to-sales ratio was 1.27x. The ratio for the last 12 months was 1.30x.

CAE Financial Report 2023 I 27

Management’s Discussion and Analysis

5.2       Defense and Security
FISCAL 2023 EXPANSIONS AND NEW INITIATIVES

Expansions
–We entered into a memorandum of understanding (MoU) with MBDA Deutschland to jointly develop virtual simulation environments that support the development, training and use of network-enabled, collaborative effectors to support the Future Combat Air System program and further develop the key technologies required for mission planning, collaborative algorithms and sensor data fusion;
–We entered into a MoU with Boeing to expand their collaboration and explore further teaming opportunities in defence aerospace training, leveraging the strengths, skills and advanced technologies of the two companies with the intent to further enhance innovation and competition through potential joint-offerings. This resulted in multi-mission platform collaboration in Canada, Germany and Norway to provide superior management, technical and cost-effective training solutions for the P-8A Poseidon program.

New programs and products
–The German government announced Boeing’s CH-47F Chinook was selected for the heavy helicopter program. CAE GmbH is a member of Boeing’s Team Chinook providing flight simulation technologies and training support services;
–The Royal Australian Navy awarded the Platforms and Systems Training Contract to CAE Australia Ltd. to deliver sustainable distributed training in support of naval training transformation;
–Piaggio Aerospace to deliver a P.180 Avanti II FFS (Level D) in support of the Italian Air Force;
–The U.S. Army announced Bell Textron’s V-280 was selected as the Future Long Range Assault Aircraft to support Future Vertical Lift. CAE is a member of Team Valor supporting the platform.

FISCAL 2023 ORDERS
Defense and Security was awarded $564.7 million in orders this quarter and $2,029.3 million in total for fiscal 2023, including notable contract awards from:
–L3 Harris to provide Program Management, Integrated Logistics & Support, Data Management System and Embedded Systems Engineering support for the CF-18 Systems Engineering Support Contract to the Royal Canadian Air Force;
–Rotorsim, a joint venture between CAE and Leonardo, to provide the training system in support of the Joint NH90 Training Program Full Mission Flight Trainer Maintenance Upgrade to the Netherlands Ministry of Defence;
–The Commonwealth of Australia for comprehensive training and sustainment support services under the Australian Defence Force ASIST program;
–The Public Works Government Services of Canada to provide a CH-149 Cormorant flight training device and maintenance and logistics support;
–The USAF for the continuation of KDAM training, contractor logistics support, and courseware development;
–The Naval Air Warfare Center Training Systems Division for a non-motion MH-60R Tactical Operational Flight Trainer configured for the Republic of Korea;
–The U.S. Army to continue fixed-wing flight training and support services at the CAE Dothan Training Center. Through a competitive recompete, the US Army also chose to award the program with options through 2032 and the addition of a new suite of technology in the fourth quarter;
–The USAF for the continuation of Initial Flight Training supported at the CAE Pueblo Training Center;
–An international customer for F-16 flight training device upgrades;
–Lockheed Martin to support the development of a C-130J weapons system trainer for the Royal New Zealand Air Force;
–The U.S. Army for advanced instructor pilot training support services to expand the scope of flight training and support services for both aircrew and non-aircrew personnel;
–The U.S. Navy to support T-44C simulator training and instructional services for the Chief of Naval Air Training;
–Lockheed Martin to support the development of a KC-130J weapons system trainer for the U.S. Marine Corp.

FINANCIAL RESULTS

(amounts in millions)		FY2023	FY2022	Q4-2023	Q3-2023	Q2-2023	Q1-2023	Q4-2022
Revenue		$1,844.2	1,602.1	536.0	452.5	442.4	413.3	469.5
Operating income (loss)		$35.7	56.0	29.0	24.9	12.1	(30.3)	25.8
Adjusted segment operating income		$53.1	119.2	30.5	25.4	18.4	(21.2)	36.8
As a % of revenue	%	2.9	7.4	5.7	5.6	4.2	—	7.8
Depreciation and amortization		$86.8	73.4	23.2	21.7	21.0	20.9	20.1
Property, plant and equipment
expenditures		$25.4	21.6	11.9	4.8	3.5	5.2	6.0
Intangible asset expenditures		$28.2	24.9	9.4	5.6	6.4	6.8	6.9
Capital employed		$2,565.0	2,338.3	2,565.0	2,514.5	2,641.2	2,528.4	2,338.3
Adjusted backlog		$5,065.6	4,658.3	5,065.6	5,147.5	5,180.8	5,032.4	4,658.3

28 I CAE Financial Report 2023

Management’s Discussion and Analysis

Revenue up 14% compared to the fourth quarter of fiscal 2022
The increase compared to the fourth quarter of fiscal 2022 was mainly due to a higher level of activity on our North American programs and the foreign exchange impact on the translation of our foreign operations.

Revenue was $1,844.2 million this year, $242.1 million or 15% higher than last year
The increase compared to last year was mainly due to the integration into our results of L3H MT, acquired in the second quarter of the prior year, a higher level of activity on our North American programs and the foreign exchange impact on the translation of our foreign operations.

Operating income up 12% compared to the fourth quarter of fiscal 2022
Operating income was $29.0 million (5.4% of revenue) this quarter, compared to $25.8 million (5.5% of revenue) in the fourth quarter of fiscal 2022. This quarter’s operating income included restructuring, integration and acquisition costs of $1.5 million compared to $9.2 million in the fourth quarter of fiscal 2022.

The increase compared to the fourth quarter of fiscal 2022 was mainly due to lower restructuring, integration and acquisition costs, higher margins on our European programs and higher profitability in our joint ventures, partially offset by lower margins on certain North American programs and a lower net benefit from the remeasurement of long-term royalty obligations.

Operating income was $35.7 million this year, $20.3 million or 36% lower than last year
Operating income was $35.7 million (1.9% of revenue) this year, compared to $56.0 million (3.5% of revenue) last year. This year’s operating income included restructuring, integration and acquisition costs of $10.6 million compared to $61.4 million last year.

The decrease compared to last year was driven by lower margins on our North American programs, in part due to unfavourable contract profit adjustments on two U.S. programs in the first quarter of fiscal 2023, and higher selling, general and administrative expenses from higher bid and proposal costs associated with the pursuit of a larger Defense and Security pipeline, partially offset by lower restructuring, integration and acquisition costs and lower net research and development expenses.

Adjusted segment operating income down 17% compared to the fourth quarter of fiscal 2022
Adjusted segment operating income was $30.5 million (5.7% of revenue) this quarter, compared to $36.8 million (7.8% of revenue) in the fourth quarter of fiscal 2022.

The decrease compared to the fourth quarter of fiscal 2022 was mainly due to lower margins on certain North American programs and a lower net benefit from the remeasurement of long-term royalty obligations, partially offset by higher margins on our European programs and higher profitability in our joint ventures.

Adjusted segment operating income was $53.1 million this year, $66.1 million or 55% lower than last year
Adjusted segment operating income was $53.1 million (2.9% of revenue) this year, compared to $119.2 million (7.4% of revenue) last year.

The decrease compared to last year was driven by lower margins on our North American programs, in part due to unfavourable contract profit adjustments on two U.S. programs in the first quarter of fiscal 2023, and higher selling, general and administrative expenses from higher bid and proposal costs associated with the pursuit of a larger Defense and Security pipeline, partially offset by lower net research and development expenses.

Capital employed increased by $50.5 million compared to last quarter and increased by $226.7 million compared to last year
The increase compared to last quarter was mainly due to a higher investment in non-cash working capital, primarily due to higher contract assets, lower contract liabilities and higher inventories, partially offset by higher accounts payable and accrued liabilities.

The increase compared to last year was mainly due to movements in foreign exchange rates and lower other non-current liabilities.

CAE Financial Report 2023 I 29

Management’s Discussion and Analysis

Adjusted backlog up 9% compared to last year

(amounts in millions)	FY2023	FY2022
Obligated backlog, beginning of period	$3,153.1	$2,365.2
+ adjusted order intake	2,029.3	1,923.3
- revenue	(1,844.2)	(1,602.1)
+ / - adjustments	68.5	466.7
Obligated backlog, end of period	$3,406.7	$3,153.1
Joint venture backlog (all obligated)	124.6	107.2
Unfunded backlog and options	1,534.3	1,398.0
Adjusted backlog	$5,065.6	$4,658.3

Fiscal 2023 adjustments were mainly due to foreign exchange movements, partially offset by contract amendments.

This quarter's book-to-sales ratio was 1.05x. The ratio for the last 12 months was 1.10x.

In fiscal 2023, $821.6 million of unfunded backlog was transferred to obligated backlog and $816.6 million was added to the unfunded backlog.

5.3      Healthcare
FISCAL 2023 EXPANSIONS AND NEW INITIATIVES

Expansions
–We expanded our relationship with the Mayo Clinic College of Medicine and Science, finalizing a significant partnership for our LearningSpace centre management solution for its simulation centre in Rochester, Minnesota;
–Through efforts supported by CARES Act funding and Mon Health hospital system, we increased our presence and visibility in the U.S. to address West Virginia’s increased demand for nurses by introducing three statewide mobile nursing labs that use simulation to train students and healthcare providers;
–We secured several competitive deals with universities and colleges for our advanced patient simulators and our customizable centre management platform, CAE LearningSpace;
–We extended our geographic reach through a multi-location sale in India that included our Human Patient Simulator as well as CAE Luna, CAE Vimedix, CAE Blue Phantom and CAE LearningSpace;
–We were awarded contracts through our OEM program, for future research and development efforts as well as additional simulators to teach pacemaker placement;
–We expanded our relationship with the American Society of Anesthesiologists through a commitment to develop two additional SimSTAT modules for the MoCA.

New programs and products
–We introduced two new enhancements to our LearningSpace centre management platforms with the Standardized Patient Administration module that offers streamlined scheduling and communication with standardized patients via a dedicated mobile application and the updated NextGen Room View that optimizes the video interface for watching live or recorded simulation training sessions;
–We released an update for CAE VimedixAR that features enhanced animation and upgraded components that offers hands-free operation of selected controls for a better user experience.

FINANCIAL RESULTS

(amounts in millions)		FY2023	FY2022	Q4-2023	Q3-2023	Q2-2023	Q1-2023	Q4-2022
Revenue		$192.7	151.4	59.1	50.4	43.6	39.6	52.8
Operating income (loss)		$8.0	4.1	8.3	3.8	1.6	(5.7)	9.4
Adjusted segment operating income		$9.7	10.6	8.5	3.8	1.9	(4.5)	9.6
As a % of revenue	%	5.0	7.0	14.4	7.5	4.4	—	18.2
Depreciation and amortization		$12.0	13.0	2.2	3.1	3.5	3.2	3.1
Property, plant and equipment
expenditures		$2.8	3.3	1.5	0.2	0.5	0.6	0.6
Intangible asset expenditures		$9.6	12.3	2.3	1.9	2.5	2.9	2.6
Capital employed		$240.8	204.3	240.8	253.6	251.0	220.2	204.3

30 I CAE Financial Report 2023

Management’s Discussion and Analysis

Revenue up 12% compared to the fourth quarter of fiscal 2022
The increase compared to the fourth quarter of fiscal 2022 was mainly due to higher revenue from sales of patient simulators and the foreign exchange impact on the translation of our foreign operations.

Revenue was $192.7 million this year, $41.3 million or 27% higher than last year
The increase compared to last year was mainly due to higher revenue from sales of patient simulators and centre management solutions, driven by growth in our CAE LearningSpace simulation platform, key partnerships with OEMs and the foreign exchange impact on the translation of our foreign operations.

Operating income down 12% compared to the fourth quarter of fiscal 2022
Operating income was $8.3 million (14.0% of revenue) this quarter, compared to $9.4 million (17.8% of revenue) in the fourth quarter of fiscal 2022. This quarter’s operating income included restructuring, integration and acquisition costs of $0.2 million compared to $0.2 million in the fourth quarter of fiscal 2022.

The decrease compared to the fourth quarter of fiscal 2022 was mainly driven by the recognition of a gain on remeasurement of a contingent consideration liability in the prior year and a lower net benefit from the remeasurement of long-term royalty obligations this year. The decrease was partially offset by higher revenue, as described above.

Operating income was $8.0 million this year, $3.9 million or 95% higher than last year
Operating income was $8.0 million (4.2% of revenue) this year, compared to $4.1 million (2.7% of revenue) last year. This year’s operating income included restructuring, integration and acquisition costs of $1.7 million compared to $6.5 million last year.

The increase compared to last year was mainly due to higher revenue, as described above, a favourable product mix and lower restructuring, integration and acquisition costs. The increase was partially offset by higher net research and development expenses due to the recognition of previously unrecognized investment tax credits in the prior year, a gain on remeasurement of a contingent consideration liability in the prior year, and a lower net benefit from the remeasurement of long-term royalty obligations this year.

Adjusted segment operating income down 11% compared to the fourth quarter of fiscal 2022
Adjusted segment operating income was $8.5 million (14.4% of revenue) this quarter, compared to $9.6 million (18.2% of revenue) in the fourth quarter of fiscal 2022.

The decrease compared to the fourth quarter of fiscal 2022 was mainly driven by the recognition of a gain on remeasurement of a contingent consideration liability in the prior year and a lower net benefit from the remeasurement of long-term royalty obligations this year. The decrease was partially offset by higher revenue, as described above.

Adjusted segment operating income was $9.7 million this year, $0.9 million or 8% lower compared to last year
Adjusted segment operating income was $9.7 million (5.0% of revenue) this year, compared to $10.6 million (7.0% of revenue) last year.

The decrease compared to last year was mainly due to higher net research and development expenses due to the recognition of previously unrecognized investment tax credits in the prior year, a gain on remeasurement of a contingent consideration liability in the prior year and a lower net benefit from the remeasurement of long-term royalty obligations this year. The decrease was partially offset by higher revenue, as described above.

Capital employed decreased by $12.8 million compared to last quarter and increased by $36.5 million compared to last year
The decrease compared to last quarter was mainly due to lower non-cash working capital, driven by lower inventories and higher accounts payable and accrued liabilities.

The increase compared to last year was mainly due to higher non-cash working capital, driven by higher accounts receivable and inventories, and movements in foreign exchange rates.

CAE Financial Report 2023 I 31

Management’s Discussion and Analysis

6.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY
We manage liquidity and regularly monitor the factors that could affect it, including:
–Cash generated from operations, including timing of milestone payments and management of working capital;
–Capital expenditure requirements;
–Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

6.1       Consolidated cash movements

(amounts in millions)	FY2023	FY2022	Q4-2023	Q4-2022
Cash provided by operating activities*	$522.9	$395.7	$158.5	$83.2
Changes in non-cash working capital	(114.5)	22.5	22.1	123.6
Net cash provided by operating activities	$408.4	$418.2	$180.6	$206.8
Maintenance capital expenditures[5]	(62.8)	(55.4)	(14.8)	(16.1)
Change in ERP and other assets	(45.6)	(37.4)	(14.9)	(10.4)
Proceeds from the disposal of property, plant and equipment	5.7	8.4	0.9	0.3
Net (payments to) proceeds from equity accounted investees	(10.9)	(19.4)	(0.4)	0.5
Dividends received from equity accounted investees	40.9	27.1	20.6	6.5
Free cash flow[5]	$335.7	$341.5	$172.0	$187.6
Growth capital expenditures[5]	(206.0)	(216.8)	(48.1)	(58.6)
Capitalized development costs	(87.1)	(55.6)	(22.8)	(15.8)
Net proceeds from the issuance of common shares	16.3	696.1	0.8	0.6
Business combinations, net of cash acquired	(6.4)	(1,883.7)	—	(498.9)
Acquisition of investment in equity accounted investees	—	(4.3)	—	—
Other cash movements, net	(28.7)	7.4	3.1	9.3
Effect of foreign exchange rate changes on cash and cash equivalents	16.4	(16.7)	2.6	(8.8)
Net change in cash before proceeds and repayment of long-term debt	$40.2	$(1,132.1)	$107.6	$(384.6)
* before changes in non-cash working capital

Net cash provided by operating activities of $180.6 million this quarter
Net cash provided by operating activities was $26.2 million lower compared to the fourth quarter of fiscal 2022. The decrease was mainly due to a lower contribution from non-cash working capital, partially offset by higher net income from operating activities before non-cash items.

Net cash provided by operating activities of $408.4 million this year
Net cash provided by operating activities was $9.8 million lower than the same period last year. The decrease was mainly due to a lower contribution from non-cash working capital, partially offset by higher net income from operating activities before non-cash items.

Free cash flow of $172.0 million this quarter
Free cash flow was $15.6 million lower compared to the fourth quarter of fiscal 2022. The decrease was mainly due to a lower contribution from non-cash working capital, partially offset by higher cash provided by operating activities and higher dividends received from equity accounted investees.

Free cash flow of $335.7 million this year
Free cash flow was stable compared to last year. A lower contribution from non-cash working capital was partially offset by higher cash provided by operating activities.

Property, plant and equipment expenditures were $62.9 million this quarter and $268.8 million for the year
Growth capital expenditures were $48.1 million this quarter and $206.0 million for the year. Maintenance capital expenditures were $14.8 million this quarter and $62.8 million for the year.

5 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 3.7 “Non-IFRS and other financial measure definitions" and Section 3.9 "Non-IFRS measure reconciliations” of this MD&A for the definitions and reconciliations of these measures to the most directly comparable measure under IFRS.
32 I CAE Financial Report 2023

Management’s Discussion and Analysis

6.2       Sources of liquidity

We have a committed unsecured revolving credit facility at floating rates, provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from this credit facility to cover operating and general corporate expenses and to issue letters of credit.

The total amount available through this revolving credit facility at March 31, 2023 was US$1.0 billion (2022 – US$850.0 million and $300.0 million, available through a Sidecar unsecured revolving credit facility). There was US$320.0 million drawn under the facility as at March 31, 2023 (2022 – US$270.0 million), and US$32.5 million was used for letters of credit (2022 – US$26.6 million). The applicable interest rate on this revolving credit facility is variable, based on the bank’s prime rate, bankers’ acceptance rates or LIBOR/SOFR plus a margin based on the private credit rating.

We have an unsecured Export Development Canada (EDC) Performance Security Guarantee (PSG) account for US$225.0 million (2022 – US$225.0 million). This is an uncommitted revolving facility strictly for the issuance of performance bonds, advance payment guarantees or similar instruments. As at March 31, 2023 the total outstanding for these instruments was $198.5 million (2022 – $182.9 million).

We manage an uncommitted receivable purchase facility of up to US$400.0 million (2022 – US$400.0 million), in which we sell interests in certain of our accounts receivable to third parties for cash consideration. As at March 31, 2023, the carrying amount of the original accounts receivable sold to financial institutions pursuant to the receivable purchase facility totalled $266.7 million (2022 – $213.9 million) of which $42.4 million (2022 – $21.0 million), corresponding to the extent of our continuing involvement, remains in accounts receivable with a corresponding liability included in accounts payable and accrued liabilities.

We have certain debt agreements which require the maintenance of standard financial covenants. As at March 31, 2023, we are compliant with all our financial covenants.

The following table summarizes the long-term debt:

	As at March 31	As at March 31
(amounts in millions)	2023	2022
Total long-term debt	$3,250.1	$3,046.2
Less:
Current portion of long-term debt	133.4	142.8
Current portion of lease liabilities	81.2	99.0
Long-term portion of long-term debt	$3,035.5	$2,804.4

Term loans
In September 2022, we extended the maturity of our US$175.0 million variable interest-bearing term loan from July 2023 to July 2024.

In March 2023, we repaid a term loan of US$50.0 million.

Revolving credit facility amendments
In October 2022, we amended our US$850.0 million unsecured revolving credit facility to increase the total capacity to US$1.0 billion and extended the maturity by one year to September 2027. In addition, we terminated our $300.0 million Sidecar unsecured revolving credit facility, which had no borrowings and was coming to maturity in April 2023.

Pension obligations
We maintain defined benefit and defined contribution pension plans. Our defined benefit pension plans are considered sufficiently funded. We expect to pay employer contributions and benefits of $35.5 million in fiscal 2024.

6.3       Government participation

We have agreements with various governments whereby the latter contribute a portion of the cost, based on expenditures incurred by CAE, of certain R&D programs for modeling, simulation and training services technology.

During fiscal 2019, we announced a plan to invest in R&D innovations over the next five years, including Project Digital Intelligence. The aim has been to develop the next generation training solutions for aviation, defence and security and healthcare to leverage digital technologies. The Government of Canada, through the Strategic Innovation Fund (SIF), and the Government of Québec, through Investissement Québec (IQ), agreed to participate in the project through interest free loans of up to $150.0 million and $47.5 million, respectively, in relation to eligible costs incurred from fiscal 2019 to fiscal 2023. Government contributions for Project Digital Intelligence ended in fiscal 2023.

CAE Financial Report 2023 I 33

Management’s Discussion and Analysis

During fiscal 2021, we concluded a new financial participation agreement with IQ. Under this agreement, IQ agreed to invest up to $30.0 million in repayable contributions on eligible CAE spending of up to $82.4 million related to Healthcare R&D projects which support CAE's continued development of technologies, products and services that allow to make healthcare safer. Government contributions for this program ended on March 31, 2023.

During fiscal 2022, we concluded new financial participation agreements with the Government of Canada and the Government of Québec who will fund up to $190.0 million and $150.0 million, respectively, in the form of partially repayable loans for eligible spending related to R&D projects. The investments will fund Project Resilience, a plan to invest $1 billion in R&D innovations over the next five years with the aim to develop technologies of the future, including digitally immersive solutions using data ecosystems and AI in Civil Aviation, Defense and Security and Healthcare. The project will also allow CAE to position itself as a leader in end‑to-end technology, operational support and training solutions for AAM, as well as develop green light aircraft technologies.

6.4       Contingencies and commitments

Contingencies
During fiscal 2015, we received tax notices of reassessment from the Canada Revenue Agency (CRA) in connection with our characterization of amounts received under the Strategic Aerospace and Defence Initiative (SADI) program during our 2012 and 2013 taxation years. Under the SADI program, we received funding from the Government of Canada for our eligible spending in R&D projects, in the form of an unconditionally repayable interest-bearing loan, for which we commenced repayment of the principal and interest in fiscal 2016 in accordance with the terms of the agreement. The CRA has taken the position that amounts received under the SADI program qualify as government assistance. We filed notices of objection against the CRA’s reassessments and subsequently filed a notice of appeal to the Tax Court of Canada.

In September 2021, the Tax Court of Canada ruled in favour of the CRA’s contention and held that the amounts received under the SADI program qualified as government assistance. We subsequently filed an appeal to the Federal Court of Appeal against the Tax Court’s decision. In October 2022, the Federal Court of Appeal issued a decision in which it rejected the appeal. In December 2022, we filed an application for leave to appeal to the Supreme Court of Canada.

In May 2023, the Supreme Court of Canada denied the application for leave to appeal. We consider this matter closed as the Supreme Court’s decision cannot be appealed. The outcome did not have a material impact on our consolidated financial statements as at March 31, 2023.

Commitments
We enter into contractual obligations and commercial commitments in the normal course of our business. The table below represents our contractual obligations and commitments for the next five fiscal years and thereafter:

(amounts in millions)	2024	2025	2026	2027	2028	Thereafter	Total
Long-term debt (excluding interest)	$133.4	$486.7	$264.2	$171.5	$562.7	$1,175.7	$2,794.2
Lease liabilities	104.5	62.7	55.9	51.5	47.6	402.4	724.6
Purchase commitments	297.5	126.6	58.7	62.4	1.9	1.9	549.0
	$535.4	$676.0	$378.8	$285.4	$612.2	$1,580.0	$4,067.8

As at March 31, 2023, the Company had additional commitments of $80.2 million related to leases not yet commenced that have not been recognized as a lease liability nor included in the table above.

We have purchase commitments related to agreements that are enforceable and legally binding. Most are agreements with subcontractors to provide services for long-term contracts that we have with our clients. The terms of the agreements are significant because they set out obligations to buy goods or services in fixed or minimum amounts, at fixed, minimum or variable prices and at various points in time.

As at March 31, 2023, we had other long-term liabilities that are not included in the table above such as employee benefits obligations and deferred tax liabilities. CAE’s cash obligation in respect of the employee benefits obligations depends on various elements including market returns, actuarial gains and losses and interest rates. We did not include deferred tax liabilities since future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry‑forwards available.

34 I CAE Financial Report 2023

Management’s Discussion and Analysis

7.     CONSOLIDATED FINANCIAL POSITION
7.1       Consolidated capital employed

	As at March 31	As at March 31
(amounts in millions)	2023	2022
Use of capital:
Current assets	$2,235.0	$2,148.6
Less: cash and cash equivalents	(217.6)	(346.1)
Current liabilities	(2,246.7)	(2,091.2)
Less: current portion of long-term debt	214.6	241.8
Non-cash working capital[6]	$(14.7)	$(46.9)
Property, plant and equipment	2,387.1	2,129.3
Intangible assets	4,050.8	3,796.3
Other long-term assets	1,763.6	1,504.6
Other long-term liabilities	(565.4)	(596.6)
Capital employed	$7,621.4	$6,786.7
Source of capital[6]:
Current portion of long-term debt	$214.6	$241.8
Long-term debt	3,035.5	2,804.4
Less: cash and cash equivalents	(217.6)	(346.1)
Net debt[6]	$3,032.5	$2,700.1
Equity attributable to equity holders of the Company	4,507.7	4,009.7
Non-controlling interests	81.2	76.9
Capital employed	$7,621.4	$6,786.7

Capital employed increased $834.7 million compared to last year
The increase was mainly due to higher other long-term assets, higher property, plant and equipment and higher intangible assets, as described below.

Return on capital employed (ROCE)6
ROCE was 4.9% this quarter, which compares to 4.3% in the fourth quarter of last year. Adjusted ROCE was 5.7% this quarter, which compares to 6.2% in the fourth quarter of last year and 5.5% last quarter.
Non-cash working capital increased by $32.2 million compared to last year
The increase was mainly due to higher contract assets, higher inventories and higher accounts receivable, partially offset by higher contract liabilities and higher accounts payable and accrued liabilities.

Property, plant and equipment increased by $257.8 million compared to last year
The increase was mainly due to movements in foreign exchange rates and capital expenditures in excess of depreciation.

Intangible assets increased by $254.5 million compared to last year
The increase was mainly due to movements in foreign exchange rates and additions in excess of depreciation.

Other long-term assets increased by $259.0 million compared to last year
The increase was mainly due to a higher investment in equity accounted investees, higher other non-current assets, mainly due to advance payments for property, plant and equipment, higher right-of-use assets in support of training network expansions, primarily due to additions and remeasurements in excess of depreciation, and higher employee benefits assets.

6 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 3.7 “Non-IFRS and other financial measure definitions" and Section 3.9 "Non-IFRS measure reconciliations” of this MD&A for the definitions and reconciliations of these measures to the most directly comparable measure under IFRS.
CAE Financial Report 2023 I 35

Management’s Discussion and Analysis

Total debt increased by $203.9 million compared to last year
The increase in total debt was mainly due to movements in foreign exchange rates and additions and remeasurements of lease liabilities.

Net debt7 increased by $332.4 million compared to last year

(amounts in millions)		FY2023	FY2022
Net debt, beginning of period		$2,700.1	$1,425.4
Impact of cash movements on net debt
(see table in the consolidated cash movements section)		(40.2)	1,132.1
Effect of foreign exchange rate changes on long-term debt		223.3	(28.0)
Impact from business combinations		—	35.1
Non-cash lease liability movements		126.1	112.1
Other		23.2	23.4
Change in net debt during the period		$332.4	$1,274.7
Net debt, end of period		$3,032.5	$2,700.1

		As at March 31	As at March 31
Liquidity measures		2023	2022
Net debt-to-capital[7]	%	39.8%	39.8
Net debt-to-EBITDA[7]		3.72	4.54
Net debt-to-adjusted EBITDA[7]		3.41	3.58

Total equity increased by $502.3 million this year
The increase compared to last year was mainly due to changes in other comprehensive income, including foreign currency translation adjustments, and the net income realized this year.

Outstanding share data
Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 317,906,290 common shares issued and outstanding as at March 31, 2023 with total share capital of $2,243.6 million. In addition, we had 6,323,537 options outstanding under the Employee Stock Option Plan (ESOP).

As at April 30, 2023, we had a total of 317,946,890 common shares issued and outstanding and 6,279,862 options outstanding under the ESOP.

7.2       Off balance sheet arrangements

In the normal course of business, we manage an uncommitted receivable purchase facility in which we sell interests in certain of our accounts receivable to third parties for cash consideration with limited recourse to CAE.

You will find more details about our financial assets program in Section 6.2 "Sources of Liquidity."

7 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 3.7 “Non-IFRS and other financial measure definitions" and Section 3.9 "Non-IFRS measure reconciliations” of this MD&A for the definitions and reconciliations of these measures to the most directly comparable measure under IFRS.
36 I CAE Financial Report 2023

Management’s Discussion and Analysis

7.3       Financial instruments

We are exposed to various financial risks in the normal course of business. We enter into forward contracts and swap agreements to manage our exposure to fluctuations in foreign exchange rates, interest rates and share price which have an effect on our share‑based payments costs. We formally assess, both at inception of the hedge relationship and on an ongoing basis, whether the derivatives we use in hedging transactions are highly effective in offsetting changes in cash flows of hedged items in relation to the hedged risk. We enter into these transactions to reduce our exposure to risk and volatility, and not for trading or speculative purposes. We only enter into contracts with counterparties that are of high credit quality.

Classification of financial instruments
We have made the following classifications for our financial instruments:

Financial assets:
–Cash and cash equivalents, restricted cash and derivative instruments not designated as hedging instrument in a hedge relationship, are classified at fair value through profit and loss (FVTPL);
–Accounts receivable, non-current receivables, net investment in finance leases and advances are classified at amortized cost, except for those that are acquired for the purpose of selling or repurchasing in the near term and classified as held for trading which are measured at FVTPL;
–Equity investments are classified at fair value through OCI (FVOCI).

Financial liabilities:
–Accounts payable and accrued liabilities, long-term debt, including interest payable, as well as lease liabilities and royalty obligations are classified at amortized cost;
–Contingent consideration arising on business combinations and derivative instruments not designated as hedging instruments in a hedge relationship are classified at FVTPL.

Fair value of financial instruments
The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, we determine the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, we primarily use external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate our best estimates of market participant assumptions. Counterparty credit risk and our own credit risk are taken into account in estimating the fair value of financial assets and financial liabilities.

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:
–The fair value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;
–The fair value of derivative instruments, which include forward contracts, swap agreements and embedded derivatives accounted for separately and is calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and forward foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. The fair value of derivative instruments reflect the estimated amounts that we would receive or pay to settle the contracts at the reporting date;
–The fair value of the equity investments, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;
–The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;
–The fair value of long-term debts, royalties obligations and other non-current liabilities are estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;
–The fair value of the contingent considerations arising on business combinations are based on the estimated amount and timing of projected cash flows, the probability of the achievement of the criteria on which the contingency is based and the risk-adjusted discount rate used to present value the probability-weighted cash flows.

A description of the fair value hierarchy is discussed in Note 27 of our consolidated financial statements.

Financial risk management
Due to the nature of the activities that we carry out and as a result of holding financial instruments, we are exposed to credit risk, liquidity risk and market risk, including foreign currency risk and interest rate risk. Our exposure to credit risk, liquidity risk and market risk is managed within risk management parameters documented in corporate policies. These risk management parameters remain unchanged since the previous period, unless otherwise indicated.

CAE Financial Report 2023 I 37

Management’s Discussion and Analysis

Credit risk
Credit risk is defined as our exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with CAE. We are exposed to credit risk on our accounts receivable and certain other assets through our normal commercial activities. We are also exposed to credit risk through our normal treasury activities on our cash and cash equivalents and derivative financial assets. Credit risks arising from our normal commercial activities are managed with regards to customer credit risk.

Our customers are mainly established companies, some of which have publicly available credit ratings, as well as government agencies, which facilitates risk assessment and monitoring. In addition, we typically receive substantial non-refundable advance payments for contracts with customers. We closely monitor our exposure to major airline companies in order to mitigate our risk to the extent possible. Furthermore, our trade receivables are held with a wide range of commercial and government organizations and agencies. As well, our credit exposure is further reduced by the sale of certain of our accounts receivable to third-party financial institutions for cash consideration on a limited recourse basis (receivable purchase facility). We do not hold any collateral as security. The credit risk on cash and cash equivalents is mitigated by the fact that they are mainly in place with a diverse group of major North American and European financial institutions.

We are exposed to credit risk in the event of non-performance by counterparties to our derivative financial instruments. We use several measures to minimize this exposure. First, we enter into contracts with counterparties that are of high credit quality. We signed International Swaps & Derivatives Association, Inc. (ISDA) Master Agreements with all the counterparties with whom we trade derivative financial instruments. These agreements make it possible to offset when a contracting party defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. Also, collateral or other security to support derivative financial instruments subject to credit risk can be requested by CAE or our counterparties (or both parties, if need be) when the net balance of gains and losses on each transaction exceeds a threshold defined in the ISDA Master Agreement. Finally, we monitor the credit standing of counterparties on a regular basis to help minimize credit risk exposure.

The carrying amounts presented in Note 9 and Note 27 of our consolidated financial statements represent the maximum exposure to credit risk for each respective financial asset as at the relevant dates. A summary of our exposure to credit risk and credit loss allowances for accounts receivable and contract assets by segments is included in Note 29 of our consolidated financial statements.

Client concentration risk
For the year ended March 31, 2023, contracts with the U.S. federal government and its various agencies included in the Defense and Security segment accounted for 22% (2022 – 23%) of consolidated revenue.

Liquidity risk
Liquidity risk is defined as the potential risk that we cannot meet our cash obligations as they become due. We manage this risk by establishing cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows which is achieved through a forecast of our consolidated liquidity position, for efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, stress-test results, growth requirements and capital expenditures, and the maturity profile of indebtedness, including availability of credit facilities, working capital requirements, compliance with financial covenants and the funding of financial commitments. We manage our liquidity risk to maintain sufficient liquid financial resources to fund our operations and meet our commitments and obligations. We also regularly monitor any financing opportunities to optimize our capital structure and maintain appropriate financial flexibility.

Market risk
Market risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. We are mainly exposed to foreign currency risk and interest rate risk.

We use derivative instruments to manage market risk against the volatility in foreign exchange rates, interest rates and share-based payments in order to minimize their impact on our results and financial position. Our policy is not to utilize any derivative financial instruments for trading or speculative purposes.
Foreign currency risk
Foreign currency risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of fluctuations in foreign exchange rates. We are exposed to foreign exchange rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency, as well as on our net investment from our foreign operations which have functional currencies other than the Canadian dollar (in particular the U.S. dollar, Euro and British pound). In addition, these operations have exposures to foreign exchange rates primarily through cash and cash equivalents and other working capital accounts denominated in currencies other than their functional currencies.

We mitigate foreign currency risks by having our foreign operations transact in their functional currency for material procurement, sale contracts and financing activities.

We use forward foreign currency contracts and foreign currency swap agreements to manage our exposure from transactions in foreign currencies. These transactions include forecasted transactions and firm commitments denominated in foreign currencies. Our foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity, consistent with the objective to fix currency rates on the hedged item.
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Management’s Discussion and Analysis

Interest rate risk
Interest rate risk is defined as our exposure to a gain or a loss to the value of our financial instruments as a result of fluctuations in interest rates. We bear some interest rate fluctuation risk on our floating rate long-term debt and some fair value risk on our fixed interest long‑term debt. We mainly manage interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. We have floating rate debts through our revolving credit facilities and other specific floating rate debts. A mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to manage interest rate exposures are mainly interest rate swap agreements. As at March 31, 2023, 73% (2022 – 75%) of the long-term debt bears fixed interest rates.

Our interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity to establish asset and liability management matching, consistent with the objective to reduce risks arising from interest rate movements.

Hedge of share-based payments expense
We have entered into equity swap agreements with major Canadian financial institutions to reduce our exposure to fluctuations in our share price relating to the cash-settled share-based payments plans. Pursuant to the agreement, we receive the economic benefit of dividends and share price appreciation while providing payments to the financial institutions for the institution’s cost of funds and any share price depreciation. The net effect of the equity swap agreements partly offset movements in our share price impacting the cost of the cash-settled share-based payments plans.

Hedge of net investments in foreign operations
As at March 31, 2023, we have designated a portion of our unsecured senior notes, term loans and revolving credit facility as a hedge of our net investments in U.S. entities. Gains or losses on the translation of the designated portion of these USD denominated long‑term debts are recognized in OCI to offset any foreign exchange gains or losses on translation of the financial statements of those U.S. entities.

A sensitivity analysis for foreign currency risk and interest rate risk is included in Note 29 of our consolidated financial statements.

8.     BUSINESS COMBINATIONS
During the year ended March 31, 2023, we completed our assessment of the fair value of assets acquired and liabilities assumed of L3Harris Technologies’ Military Training business (L3H MT) and Sabre’s AirCentre airline operations portfolio (AirCentre) acquired in fiscal 2022.

Adjustments to the purchase price allocations of the L3H MT and AirCentre acquisitions resulted in increases of intangible assets of $27.0 million, other long-term liabilities of $6.4 million, and current liabilities of $4.0 million, and decreases of current assets of $11.9 million, other long-term assets of $2.6 million and deferred tax assets of $2.1 million.

During the year ended March 31, 2023, cash consideration of $6.4 million was paid for an acquisition realized in fiscal 2021.

You will find more details in Note 2 of our consolidated financial statements.
CAE Financial Report 2023 I 39

Management’s Discussion and Analysis

9.     BUSINESS RISK AND UNCERTAINTY
Risk strategy and philosophy
We operate in several industry segments which present a variety of risks and uncertainties. Our risk management strategy is forward‑looking and aligned with our business strategy. CAE’s risk-taking activities are undertaken with the understanding that risk‑taking and effective management of risks are necessary and integral to achieving strategic objectives and managing business operations.

When making decisions about risk-taking and risk management, we place the highest priority on the following objectives:
–To protect the health and safety of our employees, customers, stakeholders and the general public;
–To protect our reputation and brand;
–To maintain financial strength;
–To effectively and prudently deploy capital invested by our shareholders; and
–To safeguard the expectations we have established with our shareholders, customers and creditors.

The risks and uncertainties described below are risks that we currently believe could materially and adversely affect our business, financial condition and results of operation. These are not necessarily the only risks we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business. One should carefully consider the following risk factors, in addition to the other information contained herein, before deciding to purchase CAE securities.

Risk governance
We maintain strong risk governance practices. Management and the Board discuss the critical risks facing our business quarterly, annually during the strategic planning and budgeting processes, and on an ad hoc basis, as deemed necessary. To mitigate the risks that may impact our business or future performance, management has established an enterprise risk management (ERM) policy and a framework that provides a structured approach to identify, assess, manage, monitor and report on risks.

This framework relies on the Three Lines Model where the business segments, the risk management function and our internal audit function work in collaboration to manage critical risks and continuously improve the risk management process, as presented below.

CAE’s ERM Framework

Management develops and deploys risk strategies that align with our strategic objectives and business processes. Management continuously reviews the evolution of the critical risks facing our business and the Board oversees the risk management process and validates it through procedures performed by our internal auditors, when it deems necessary.

Risk approach and implementation
CAE promotes a strong risk culture that allows individuals and groups to make better risk-informed decisions aligned with our strategic objectives and risk appetite. A strong risk culture also allows us to maximize opportunities. Early identification of risks also helps CAE be more proactive and prevent major incidents. A strong risk culture and common approach to risk management are integral to our risk management practices.

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Management’s Discussion and Analysis

Each business unit and functional group identifies and assesses critical and emerging risks on an ongoing basis. Risk owners are responsible for managing risks they own, and for reporting, via the chain of command, the evolution of their risk profile. All risks are either measured quantitatively or assessed qualitatively and aggregated at an enterprise level. Risk assessment criteria provide a consistent risk assessment process and risk ratings.

CAE’s comprehensive enterprise risk profile is updated on a regular basis as well as when a major shift occurs, such as for significant merger and acquisition activity. It is prepared considering CAE’s strategic and business plans and identifies an owner for each risk. It is presented to the Executive Management Committee, and a summary thereof to the Board together with risk management activities to address such risks. All risks or weaknesses are reported to the Executive Management Committee or the Senior Vice President, Investor Relations and Enterprise Risk Management, who assess their potential impact. Depending on the severity, a risk strategy is selected (risk acceptance, transference, avoidance or reduction), implemented, monitored and reported in accordance with the risk management process.

Risk Categories
We have grouped the risks that our business faces in the following categories and investors should read this Business Risk and Uncertainty section in full:
–Strategic: risks arising from inability to implement appropriate business plans or strategies, from inappropriate decision‑making processes or inappropriate utilization or allocation of resources and the inability to adapt to competition and changes in the market or financial environment;
–Operational: risks of loss arising from inadequate or failed internal processes, people, and systems or from external events;
–Talent: risks arising from failure to effectively manage talent recruitment, development, retention, key person reliance, wellbeing, health and safety, and resource allocation;
–Financial: risks arising from ineffective management of financial tools leading to a loss in revenue/profit, shareholder value and/or CAE’s overall stability;
–Regulatory: risks arising from failure to comply with local and international laws or to identify proper legal protection (e.g., patents) or to implement appropriate corporate governance practices to shield CAE from unfavourable consequences;
–Environmental, Social & Governance: risks arising from environmental, social and/or governance events, conditions or ineffective practices leading to a tarnished reputation, loss of confidence, legal sanctions, or financial impact;
–Reputational: risks of a tarnished reputation and/or loss of confidence and trust with customers and key stakeholders caused by reputational impacting events; and
–Technological: risks arising from ineffective practices related to IT infrastructure, technology investment, cybersecurity and privacy and records retention.

9.1      Strategic Risks

Cybersecurity
CAE could be negatively impacted by threats to the security of its information technology and operational technology systems. CAE is faced with the risk of disruption, loss, theft, misuse, or unauthorized access to pertinent sensitive data (e.g., intellectual property) and confidential information (e.g., customer, partner and employee information) stored on CAE’s systems and technologies and/or those of its partners, suppliers, and vendors and non-compliance with regulatory, legislative and commercial security requirements. Cybersecurity incidents related to our information technology systems, digital platforms and software supply chain are a threat to the integrity, reliability, and availability of technology and data. Cybersecurity incidents may take the form of system failures and non‑availability, software bugs or defects, cyber-attacks, cyber extortion (including ransomware), breaches of systems security, electronic crime, malware, unauthorized attempts to gain access to our proprietary and sensitive information, hacking, phishing, identity theft, theft of intellectual property and confidential information, denial-of-service attacks aimed at causing network failures and services interruption and other cybersecurity threats to our information technology infrastructure and systems.

Continued use of remote work and use of video conferencing and collaborative platforms (initially implemented by CAE in response to the pandemic) has increased the pressure on our information technology infrastructure which, in turn, may increase CAE’s vulnerability to these risks. In addition, subcontractors may, based on the requirements of their participation in our processes, be granted access to our IT platform and software solutions, thereby exposing us to heightened IT and cybersecurity risks.

A successful breach of security of our information systems could lead to theft or misuse of our customers’, employees’, suppliers’, shareholders’, or business contacts’ proprietary, confidential, or personal data information and result in third-party claims against us, reputational harm, regulatory fines or financial loss.

IT, digital and cybersecurity risks could disrupt our operations and cause our airline customers’ operations to be significantly disrupted by having to ground their fleet or delay flights.

Cybersecurity risks include the risk of loss of, corruption of, or unauthorized disclosure or access to business information and data, confidential, classified or restricted information. This may include unauthorized access to information belonging to CAE, our employees, or our business partners, including aircraft OEMs, fixed based operations and customers. These risks expose us to client attrition, non-compliance with privacy legislation or any other laws in effect, litigation, regulatory fines, penalties or regulatory action, compliance costs, corrective measures, investigative or restoration costs, cost hikes to maintain and upgrade technological infrastructures and systems or reputational harm, all of which could have a negative effect on CAE’s operating results, reporting capabilities, profitability and reputation.
CAE Financial Report 2023 I 41

Management’s Discussion and Analysis

Given the highly evolving nature of cyber or other security threats or disruptions and their increased frequency, the impact of any future incident cannot be easily predicted, and the costs related to such threats or disruptions may not be fully insured or indemnified by other means. This is accentuated by the increasing geopolitical stressors. In addition, the digital transformation and the adoption of emerging technologies, such as AI, automation and the increasing use of “frontier” cyber offensive techniques, call for continued focus and investment to manage our risks effectively.

Furthermore, we may experience similar security threats at customer sites that we operate or manage or to which we gain access to deliver services. CAE may be impacted by cybersecurity risks and similar incidents at our customers, suppliers and partners. These parties have varying levels of cybersecurity maturity, expertise and safeguards. In addition, some of these parties may have an elevated threat condition due their involvement in government and defense contracts, which can similarly elevate the risk to CAE and the likelihood of the threats we face.

Geopolitical uncertainty
Geopolitical developments (e.g., political tensions, changes in government commitment, direction and regulatory requirements) can disrupt CAE’s operations and have a significant impact on CAE’s financial position. Throughout fiscal 2023, global uncertainty continued to intensify, and, in some parts of the world, political instability has become more pronounced, protracted and unpredictable. Such rising or persisting geopolitical tensions, policy changes and prolonged political instability in various countries where we have a presence could lead to delays or cancellation of orders, deliveries or projects, difficulties or increased costs related to repatriating capital or the expropriation of assets in which we have invested significant resources, particularly when the customers are state‑owned or state-controlled entities. It is possible that in the markets we serve, unanticipated political instability could impact our operating results and financial position.

Political developments impacting international trade, including trade disputes, increased tariffs and sanctions, particularly potentially conflicting policies from the U.S., European Union, Russia and China with ramifications beyond their borders, may negatively impact markets and cause weaker macroeconomic conditions or drive political or national sentiment, impacting CAE’s operating environment and financial position.

The war in Ukraine and the international response has had, and may continue to have, potential wide-ranging consequences for global market volatility and economic conditions, including energy and commodity prices, which may, in turn, increase inflationary pressures and interest rates. Certain countries, including Canada and the U.S., have imposed strict financial and trade sanctions against Russia, which have had, and may continue to have, far-reaching effects on the global economy and energy and commodity prices. CAE has suspended all services and training to Russian airlines, aircraft operators and healthcare distributors, which has impacted our results of operations in fiscal 2023 and will continue to impact our results going forward. The short, medium and long‑term implications of the war in Ukraine and the potential direct and indirect impacts on CAE remain uncertain and unpredictable. Depending on the extent, duration and severity of the war, it may have the effect of heightening many of the other risks described herein, including, without limitation, the risks of legal action from counterparties in the region to whom we have ceased providing products and/or services in light of the conflict, volatility in financial markets, increase in energy and commodity prices globally, supply shortages, reduced consumer purchasing power, significant disruptions in logistics infrastructure, telecommunications services and risks relating to the unavailability of information technology systems and infrastructure. The resulting impacts to the global economy, financial markets, inflation, interest rates and unemployment, among others, could adversely impact economic and financial conditions. In addition, we may experience other risks, difficulties and challenges in the way we conduct our business and operations generally as a result of the ongoing conflict, including an increased risk of cybersecurity attacks.

Global economic conditions
CAE’s results from operations are sensitive to and may be significantly impacted by changes in the economic conditions of the industries and geographic areas in which we operate. CAE may fail to anticipate and/or react in an agile manner to known and unanticipated global economic conditions (e.g., business cycles, trends, inflation, unemployment, financial soundness, and supplier and consumer confidence). Also, any prolonged or significant impact arising from difficult economic conditions may have an adverse effect on our business, results from operations and financial condition.

Competitive business environment
We sell our simulation products, training services and software solutions in highly competitive international markets and we expect such competition to intensify in the future. CAE may lose its competitive advantage by failing to anticipate and/or react in an agile manner to known and unexpected moves by existing or new competitors. New participants have emerged in recent years and the competitive environment is intense, with aerospace and defence companies positioning themselves to try to take greater market share by consolidating through mergers and acquisitions and vertical integration strategies and by developing their own internal capabilities. Some of our competitors in the simulation and training markets are also involved in other major segments of the aerospace and defence industry beyond simulation and training. As such, some of them are larger than we are, and may have greater financial, technical, marketing, manufacturing and distribution resources and market share which could adversely affect CAE’s ability to compete successfully. In addition, our main competitors are either aircraft manufacturers, or have well-established relationships with aircraft manufacturers, airlines and governments, which may give them an advantage when competing for projects.

42 I CAE Financial Report 2023

Management’s Discussion and Analysis

Moreover, as we expand our product portfolio to software solutions, we face new competitors who are able to leverage a larger installed customer base and their involvement beyond software solutions to adopt more aggressive pricing policies and offer more attractive sales terms, which could cause us to lose potential sales or to sell our software at lower prices. We also face competition from niche companies that offer particular software solutions that attempt to address certain problems that our software solves or certain customer needs. We expect to continue to invest significant resources in research and development to continue to enhance our software solutions and leverage a high level of customer satisfaction, but there is no assurance that we can satisfy customer demands as they evolve.

Finally, economic growth and pressure underlie the demand for all of our products and services. Periods of economic recession, constrained credit, government austerity and/or international commercial sanctions generally lead to heightened competition for demand of our services and products. This in turn, typically leads to a reduction in profit on sales won during such a period. Should such conditions occur, we could experience price and margin erosion.

OEM leverage and encroachment
We secure data, parts, equipment and many other inputs from a wide variety of OEMs, subcontractors and other sources. CAE may lose its competitive advantage by failing to anticipate and/or react in an agile manner to known and unanticipated changes from existing and/or new OEMs. Also, we are not always able to find two or more sources for inputs that we require, and, in the case of specific aircraft simulators and other training equipment, significant inputs can only be sole-sourced. We may therefore be vulnerable to delivery schedule delays, the financial condition of the sole-source suppliers and their willingness to deal with us. Within their corporate groups, some sole-source suppliers include businesses that compete with parts of our business and reap certain critical advantages; an OEM controls the pricing for the data, parts and equipment packages that are often required to manufacture a simulator specific to that OEM’s aircraft, which in turn, is a critical capital cost for any simulation-based training service provider. This could lead to onerous licencing terms, high licence fees or even refusal to licence to us the data, parts and equipment packages that are often required to manufacture and operate a simulator based on an OEM’s aircraft.

CAE, as an independent training provider and simulator manufacturer, has the ability to replicate certain aircraft platforms without data, parts and equipment from the OEM. Where we use an internally produced simulation model for an aircraft or develop courseware without using OEM-sourced and licenced data, parts and equipment, the OEM in question may attempt retaliatory or obstructive actions against us to block the provision of training services or manufacturing, sale and/or deployment for training of a simulator for such aircraft, claiming breach of intellectual property rights or other legal basis. Such actions may cause us to incur material legal fees and/or may delay or prevent completion of the simulator development project or provision of training services, which may negatively impact our financial results.

Similarly, where we use open-source software, freeware or commercial off-the-shelf software from a third party, the third party in question or other persons may attempt retaliatory or obstructive actions against us to block the use of such software or freeware, claiming breach of licence rights or other legal basis. Such actions may cause us to incur material legal fees and/or may delay or prevent completion of the simulator development project or provision of training services, which may negatively impact our financial results.

Inflation
Our operations are vulnerable to increases in costs of significant inputs, such as energy, components, raw materials, and transportation. The global energy crisis, heightened by the conflict in Ukraine, could continue to contribute to global inflation, which has been substantial particularly given recent geopolitical events. Ongoing inflation would further drive up our overall operation costs. We may not be able to pass these higher costs to our customers in full or at all in a timely manner, successfully negotiate requests for equitable adjustment from our government customers, or otherwise offset such unforeseen cost increases through efficiencies and the like, and as a result any significant increases in our costs and/or the failure of our measures to limit their impact could have a material adverse effect on our business, financial condition, prospects and/or results of operations.

International scope of our business
We have operations in over 40 countries including our joint venture operations. We also sell and deliver products and services to customers around the world. Sales to customers outside Canada made up approximately 90% of revenue in fiscal 2023. We expect sales outside Canada to continue to represent a significant portion of revenue in the foreseeable future. As a result, we are subject to the risks inherent in conducting business abroad, including, among other things:
–Change in Canadian and foreign government policies, laws, regulations and regulatory requirements, or the interpretation, application, and/or enforcement thereof;
–Adoption of new, and the expansion of existing tariffs, embargoes, controls, sanctions, trade, work or travel restrictions and other restrictions;
–Recessions and other economic crises in other regions or specific foreign economies and the impact on our cost of doing business in those regions;
–Acts of war, civil unrest, force majeure and terrorism;
–Social and economic instability;
–Risk that inter-governmental relationships may deteriorate such that CAE’s operations in a given country may be negatively impacted;
–Limitations on the CAE’s ability to repatriate cash, funds or capital invested or held in jurisdictions outside Canada;
–Difficulties, delays and expenditures that may be experienced or incurred in connection with the movement and clearance of personnel and goods through the customs and immigration authorities of multiple jurisdictions; and
–Complexity and corruption risks of using foreign representatives and consultants.
CAE Financial Report 2023 I 43

Management’s Discussion and Analysis

While the impact of these risks is difficult to predict, any one of them could adversely affect our financial position, results of operations, reputation and/or cash flows.

Level and timing of defence spending
A significant portion of our revenue is generated by sales to defence and security customers around the world. We provide products and services for numerous programs to Australian, Canadian, European, UAE, U.K., U.S., and other foreign governments as both the prime and/or subcontractor. As defence spending comes from public funds and is always competing with other public interests for funding, there is a risk associated with the level of spending a particular country may devote to defence as well as the timing of defence contract awards, which can be very difficult to predict and may be impacted by numerous factors such as the political environment, foreign policy, macroeconomic conditions, the nature of the international threat environment and the risk of availability of funding influenced by customers’ budget cycles. Fluctuations in defence spending in the markets in which we operate or a significant delay in the timing of defence procurement could have a material negative impact on our future revenue, earnings and operations.

Civil aviation industry
A significant portion of our revenue comes from supplying equipment and training services to the commercial and business airline industries. The civil aviation market is predominantly driven by long-term trends in airline passenger and cargo traffic. The principal factors underlying long-term traffic growth are sustained economic growth and political stability both in developed and emerging markets. Potential impediments to steady growth include acts of terrorism, health crises, natural disasters, the interruption of global mobility, oil price volatility, increased global environmental regulations or other major world events. Commercial flight activity has continued to improve compared to fiscal year 2022, following the COVID-19 pandemic disruption. While we have seen an improvement in East Asia, there is a risk that we may experience a delayed recovery in air travel demand to pre-COVID levels in the event travel restrictions are reinstated. Decreased airline passenger and cargo traffic for an extended period could have a material and adverse effect on our financial and operating performance.

Demand for training solutions in the civil aviation market is further influenced by airline profitability, availability of aircraft financing, OEMs ability to supply aircraft, world trade policies, technological advances, government-to-government relations, national aviation authority regulations, price and other competitive factors, fuel prices and geopolitical environment.

Constraints in the credit market may reduce the ability of airlines and others to purchase new aircraft, negatively affecting the demand for our training equipment and services, and the purchase of our products. In addition, airline consolidations, fleet decisions or financial challenges involving airline customers could impact our revenues and limit our opportunity to generate profits from those customers.

Our ability to penetrate new markets
Penetration of new markets, including as a result of new technologies, represents both a risk and an opportunity for CAE. Success in these markets is by no means assured. As we operate in new markets, unforeseen difficulties, major investments and additional expenditures could arise, which may have an adverse effect on our operations, financial position, profitability and reputation. Penetrating a new market is inherently more difficult than managing within our already established markets. New products and technologies introduced in new markets could also generate unanticipated safety or other concerns resulting in expanded product liability risks, potential product recalls and other regulatory issues that could have an adverse impact on us.

Research and development activities
We carry out some of our R&D initiatives with the financial participation of governments, including the Government of Quebec and the Government of Canada. We also receive investment tax credits from federal and provincial governments in Canada and from the federal government in the U.S. and the U.K. on eligible R&D activities that we undertake. The level of government financial participation and investment tax credits we receive reflects government policy, fiscal policy and other political and economic factors. We may not, in the future, be able to replace these existing programs with programs of comparable benefit to us, which could have a negative impact on our financial performance and R&D activities. Moreover, the investment tax credits available to us can be reduced by changes to the respective governments’ legislation which could have a negative impact on our financial performance and R&D activities. In addition, these credits and programs are routinely subject to review and audit, which may result in challenges and disputes and could result in reductions or reversals of grants, credits or contributions previously received.

Furthermore, our R&D investments in new products or technologies may or may not be successful. Our results may be impacted if we invest in products that are not accepted on the market, if customer demand or preferences change, if new products are not brought to market in a timely manner, if we lack commercial or procurement experience, if we experience delays in obtaining regulatory approvals, or if our products become obsolete. We may also incur cost overruns in developing and bringing to market new products.

Evolving standards and technology innovation and disruption
The civil aviation and defense and security markets in which we operate are characterized by changes in customer requirements, new aircraft models, evolving industry standards, increased power to analyze data and evolving customer expectations influenced by global trends such as climate change, pandemics, the growth of developing markets, population growth and demographic factors. CAE may fail to catch the next wave of market disruption and/or be displaced by disruptive technologies or services due to inadequate resourcing, organization and management of transformation. If we do not accurately predict the needs of our existing and prospective customers, develop new products, enhance existing products and services and invest in and develop new technologies that address those evolving standards and technologies, we may lose current customers and be unable to attract new customers or penetrate new markets successfully. This could reduce our revenue and market share.

44 I CAE Financial Report 2023

Management’s Discussion and Analysis

The evolution of technology could also have a negative impact on the value of our fleet of FFSs or require significant investments to our fleet to update to the evolving technology. The adoption of new technologies, such as AI, machine learning and unmanned aerial systems or remotely piloted aircraft, presents opportunities for us, but may result in new and complex risks. Also, our business could be negatively affected if our products do not successfully integrate or operate with other sophisticated software, hardware, computing and communications systems that are also continually evolving.

Length of sales cycle
The sales cycle for our products and services can be long and unpredictable, ranging from 6 to 18 months for Civil Aviation applications and from 6 to 24 months or longer for Defense and Security applications. During the time when customers are evaluating our products and services, we may incur expenses and management time. Incurring these expenditures in a period that has no corresponding revenue will affect our operating results and financial position. We may pre-build certain products in anticipation of orders to come and to facilitate a faster delivery schedule to gain competitive advantage; if orders for those products do not materialize when expected, we have to carry the pre-built product in inventory for a period of time until a sale is realized.

Business development and awarding of new contracts
We obtain most of our contracts through competitive bidding processes. As the competitive environment intensifies, the number of bid protests may increase. Significant costs and managerial time are required to prepare bids and proposals for contracts that may not ultimately be awarded to CAE or may be split with competitors. A significant portion of our revenue is dependent on obtaining new orders and continued replenishment of our adjusted backlog. We cannot be certain that we will continue to win contracts through competitive bidding processes at the same rate as we have in the past. Moreover, certain foreign governments increasingly rely on certain types of contracts that are subject to multiple competitive bidding processes, including multi-vendor indefinite delivery/indefinite quantity (ID/IQ), General Services Administration Pricing Schedule and other supply chain leveraging strategies, which may result in greater competition and increased pricing pressure. Furthermore, our competitive environment is also affected by a significant number of bid protests from unsuccessful bidders on new program awards. Bid protests can result in contract modifications or the award decision being reversed and loss of the contract award. Even where a bid protest does not result in the loss of an award, the resolution can extend the time until the contract activity can begin, which can reduce our earnings in the period in which the contract would otherwise be performed.

Strategic partnerships and long-term contracts
We have long-term strategic partnerships and contracts with major airlines, aircraft operators and defence forces around the world, including Authorized Training Provider agreements. These long-term contracts are included in our backlog at the awarded amount but could be subject to unexpected adjustments or cancellations and therefore do not represent a guarantee of our future revenues. We cannot be certain that these partnerships and contracts will be renewed on similar terms, or at all, when they expire, and our financial results could be adversely affected by our partners' level of operations, revenue, financial health, contribution and indemnifications. We can make no assurance that customers will fulfill existing purchase commitments, exercise purchase options or purchase additional products or services from CAE.

CAE cannot assure investors that we will effectively manage our growth
Our growth has placed and may continue to place significant demands on our management and operational and financial infrastructure. As our operations grow in size, scope and complexity, and as we identify and pursue new opportunities, we may be subject to both transition and growth-related risks, including capacity constraints and pressure on our internal systems and controls, and may need to increase the scale of our infrastructure (financial, management, informational, personnel and otherwise). There can be no assurance we will be able to respond adequately or quickly enough to the changing demands that material expansion will impose on management, team members and existing infrastructure, and changes to our operating structure may result in increased costs or inefficiencies that we cannot anticipate. Our ability to manage future growth effectively requires us to continue to implement and improve financial, management and operational processes and systems and to expand, train and manage our employee base. As our organization continues to grow and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the benefits of our corporate culture and efficiencies, including our ability to quickly develop and launch new and innovative products. Any of these difficulties could adversely impact our business performance and results of operations.

Estimates of market opportunity
The estimates of market opportunity included in this MD&A, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates. While our estimates of the addressable markets included in this report were made in good faith and are based on assumptions and estimates we believe to be reasonable, these estimates may not prove to be accurately indicative of our future growth. Further, even if the estimates of our market opportunity do prove to be accurate, we could fail to capture a significant portion, or any portion, of the available markets.

Competing priorities
Responding to competing priorities as well as critical and time-sensitive matters as they emerge throughout the organization may divert management’s attention from our key strategic priorities, and cause us to reduce, delay, or alter initiatives that could otherwise increase our long-term value.
CAE Financial Report 2023 I 45

Management’s Discussion and Analysis

9.2      Operational Risks

Supply chain disruptions
Unpredictable shifts in supply and demand patterns on a global scale may cause delays in project delivery, increase price pressure from single sourced items and overall project costs and result in declining bid performance. The pandemic and widening geopolitical fractures intensified global supply chain imbalances. Further, conservative and protective behaviours from businesses and governments, such as increasing demand and hoarding, as well as increased competition for critical electrical components and products and commodities, commodity-based products have also intensified. In this context, supply chain disruptions may hinder our ability to execute projects in a timely manner, support aftermarket needs, finish projects or leave us with unsold materials or products, all of which could result in penalties or impacts on contract profitability and could have a material adverse effect on our business, financial condition and results of operations. Delays and volatility specific to our supply chain requirements could ultimately have an overall negative impact on our ability to compete on the market, our client relationships, our growth, reputation, financial performance and cash flows.

Program management and execution
CAE may fail to accurately estimate the resources and costs required to fulfill contract commitments, as well as to effectively manage and control our costs, which may impact our profitability.

When making proposals, we rely heavily on our estimates of costs and timing for completing the associated projects, as well as assumptions regarding technical issues. We may bid on programs for which the work activities, deliverables, and timelines are vague or for which the solicitation incompletely describes the actual work, which may result in inaccurate pricing assumptions. Furthermore, we may realize the lost opportunity cost of not bidding on and winning other contracts that we may have pursued otherwise.

Contracts are often long-term and may involve new technologies, unforeseen events, such as technological difficulties, cost fluctuations, significant inflation, problems with suppliers, and cost overruns. These factors affect the cost estimates of the contracts we bid on, which can result in the contractual price becoming less favourable or even unprofitable for us. Our profitability could also be negatively affected if we continue to experience increased labour/material inflationary pressures, economic headwinds and global supply chain disruptions.

If we experience difficulties or do not meet program milestones, we may be unable to achieve program milestones as currently scheduled and may have to devote more resources than originally anticipated, which may impact timely execution and profitability.

Mergers and acquisitions
CAE may fail to achieve the expected strategy, synergies and outcomes associated with the integration of acquired entities. The realization of anticipated benefits from mergers, acquisitions and related activities depends, in part, upon our ability to integrate the acquired business, the realization of synergies both in terms of successfully marketing our broadened product and service portfolio, efficient consolidation of the operations of the acquired businesses into our existing operations, cost management to avoid duplication, information systems integration, technology investments, staff reorganization, establishment of controls, procedures, and policies, performance of the management team and other personnel of the acquired operations as well as cultural alignment. There can be no assurance that we will realize anticipated synergies, or that we will meet any financial and performance targets provided. In addition, our inability to adequately integrate an acquired business in a timely manner might result in departures of qualified personnel or lost business opportunities which would negatively impact operations and financial results. There are also risks associated with the acquisition of a business where certain legacy liabilities could arise and where there is strong reliance and dependency on certain key suppliers.

Business continuity
CAE may be unable to recover from business interruptions, including pandemics, natural disasters, political/social unrest, terrorism, and IT disruptions including those at third-party suppliers and service providers, in an efficient and timely manner. Such disruptions may cause delays in the execution of certain programs which require us to incur additional non-compensable costs, including overtime work, that are necessary to meet clients’ schedules to avoid penalties or sanctions under contracts or even the cancellation of some contracts. These business interruptions can also have a detrimental effect on our customers’ operations and may lead to aircraft being grounded and flights delayed. Our vulnerability and that of our partners and service providers to security breaches, denial of service attacks or other hacking or phishing attacks has also increased as a result of the COVID-19 pandemic, the increased geopolitical tensions and our recent acquisitions.

Subcontractors
We engage subcontractors for many of our contracts with whom we may have disputes, including with regard to the quality and timeliness of their work, customer concerns, or their failure to comply with applicable laws. Subcontractors may not be able to acquire or maintain the quality of the materials, components, subsystems and services they supply, which might result in greater product returns, service problems and warranty claims. In connection with our government contracts, we may be required to procure certain materials, components and parts from supply sources approved by government authorities and CAE relies on subcontractors and other suppliers to comply with applicable laws, regulations and other requirements regarding procurement of counterfeit, unauthorized or otherwise non-compliant parts or materials. Each of these subcontractor risks could have a material adverse effect on our business, financial condition, results of operations and cash flows.

46 I CAE Financial Report 2023

Management’s Discussion and Analysis

Fixed price and long-term supply contracts
We provide a number of our products and services through fixed-price contracts that enable us, contrary to cost-reimbursable contracts, to benefit from performance improvements, cost reductions and efficiencies, but also require us to absorb cost overruns reducing profit margins or incurring losses if we are unable to achieve estimated costs and revenues. It can be difficult to estimate all of the costs associated with these contracts, including assumptions on future rates of inflation, or to accurately project the level of sales we may ultimately achieve. In addition, a number of contracts to supply equipment and services to commercial airlines and defence organizations are long-term agreements that can run up to 25 years. While some of these contracts can be adjusted for increases in inflation and costs, the adjustments may not fully offset the increases, or we may not be able to successfully negotiate requests for equitable adjustment from our government customers, which could negatively affect the results of our operations. Other contracts involve new technologies and applications and unforeseen events, such as technological difficulties, fluctuations in the price of raw materials, a significant increase in inflation, problems with our suppliers and cost overruns, can result in the contractual price becoming less favourable or even unprofitable to us over time. Some of our programs rely on the supply of OEM systems as specified by our customers and over which we may have limited control over pricing and against which our customer contracts may not sufficiently provision to cover unplanned price increases from such OEMs.

Continued reliance on certain parties and information
Following an acquisition closing date, CAE may remain reliant on the target’s personnel, good faith, expertise, historical performance, technical resources and information systems, timely support, proprietary information and judgment in providing the services to customers under a transitional services agreement. Accordingly, we may continue to be exposed to adverse developments in the business and affairs of parties with which we contract.

Although we strive to conduct a sufficient level of investigation in connection with any acquisition or related transaction, an unavoidable level of risk remains regarding the accuracy, quality and completeness of the information provided to CAE. There may also be liabilities, deficiencies or other claims associated with companies or assets we acquire that we failed to discover or were unable to quantify accurately or at all in our due diligence which may result in unanticipated costs. CAE may not be in a position to independently verify the accuracy or completeness of such information, and there may be events which may have occurred with respect to acquisition targets, or which may affect the completeness or accuracy of the information provided which are unknown to CAE.

9.3      Talent Risks

Talent management
CAE may be unable to attract, develop and retain top talent, key people and critical roles to achieve CAE’s global strategic objectives. To support our growth strategies, objectives and normal business operations, CAE needs to maintain a sufficient, qualified and engaged workforce. Our financial position, global brand reputation and ability to achieve strategic objectives may be negatively affected by a failure to manage attrition, to retain and integrate key personnel, to maintain an appropriately sized workforce to meet contract needs and to transition employees from completed projects to new projects or between internal business groups. Since the pandemic and as broadly reflected in the industry, CAE has been faced with new talent-related challenges and risks, including higher employee mobility, a re-evaluation of employee’s relationship with their workplace and a highly competitive employee marketplace which may make it more difficult to recruit, attract and retain skilled personnel, reducing the availability of our workforce and causing human impacts that may, in turn, negatively impact our business.

Key personnel and management
Our continued success will depend in part on our ability to attract, recruit and retain key personnel and management with relevant skills, expertise and experience, including technology developers of our intellectual property. CAE is dependent on the industry experience, qualifications and knowledge of a variety of employees, including our executive officers, managers and other key employees to execute our business plan and operate our business. If we were to experience a shortfall, illness or a substantial turnover in our leadership or other key employees or teams, our business, results from operations and financial condition could be materially adversely affected. The emergency succession plan put in place to deal with any situation which requires immediate replacement of our key personnel and management presents logistical challenges in its application and incremental costs to CAE. Failure to successfully implement such a succession plan, where relevant, for key roles, could impair our business until qualified replacements are found.

Corporate culture
We believe that a critical contributor to our success has been our corporate culture, which is based on our core values of One CAE, Innovation, Empowerment, Excellence and Integrity. As we continue to grow and develop, we must effectively integrate, develop and motivate a growing number of new employees, based in various countries around the world, some of whom come to us via acquisitions. In addition, we must preserve our ability to execute quickly in further developing our products and services and implementing new features and initiatives. As a result, maintaining our corporate culture could potentially be challenging, which would affect the engagement of our employees and could limit our ability to innovate and operate effectively. Any failure to preserve our culture and evolve it to adapt to our new reality could also negatively affect our ability to recruit and retain personnel, to continue to perform at current levels or to execute on our business strategy effectively and efficiently.

CAE Financial Report 2023 I 47

Management’s Discussion and Analysis

Labour relations
Approximately 2,400 employees are represented by unions and are covered by 55 collective agreements as of March 31, 2023. These differing collective bargaining agreements have various expiration dates, including that of our largest employee group in Montreal, Canada which is expiring in June 2023 and is currently in the process of being renewed. If we experience difficulties with renewals and renegotiations of existing collective agreements or if our employees pursue new collective representation, we could incur additional expenses and may be subject to work stoppages, slow-downs or other labour-related disruptions. Any such expenses or delays could adversely affect our programs served by employees who are covered by such agreements or representation.

9.4      Financial Risks

Availability of capital
We depend, in part, upon our debt funding and access to capital markets. We have various debt facilities, including lease liabilities, with maturities ranging between calendar 2023 and 2053, and we cannot provide assurance that these facilities will be refinanced at the same cost, for the same duration and on similar terms as were previously available. If we require additional debt funding, our market liquidity may not be sufficient considering multiple factors including significant instability or disruptions of the capital markets, a deterioration in or weakening of our financial position due to internal or external factors, restrictions or prohibitions on CAE’s access to these facilities, or significant increase in the cost of one or more of these facilities, including credit facilities or the issuance of medium- and long-term debt, which may adversely affect our ability to fund our operations and contractual or financing commitments.

Our unsecured senior notes, term loans and revolving credit facility include standard events of default and covenant provisions whereby accelerated repayment and/or termination of the agreements may result if we were to default on payment or violate certain covenants. In the event that we are unable to maintain compliance with such covenants, we may have restricted access to capital, and we would be required to obtain amendments or waivers from our lenders, refinance the indebtedness subject to covenants or take other mitigating actions prior to a potential breach.

Customer credit risk
We are exposed to credit risk on accounts receivable from our customers. Adverse changes in a customer's financial condition could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer's future business, or result in uncollectible trade accounts receivable from that customer. Future credit losses relating to any one of our major customers could be material and could result in a material charge to our financial results.

Foreign exchange
Our operations are global with approximately 90% of our revenue generated from worldwide exports and international activities generally denominated in foreign currencies, mainly the U.S. dollar, the Euro and the British pound. Our revenue is generated approximately 50% in the U.S., and the balance in Europe and the rest of the world.

Three areas of our business are exposed to fluctuations of foreign exchange rates; our global network of training, software and services operations, our production operations abroad (mainly in Germany, and the U.S.) and our production operations in Canada as a significant portion of the revenue generated in Canada is in foreign currencies, while a large portion of our operating costs is in Canadian dollars.

For our Canadian operations, when the Canadian dollar increases in value, it negatively affects the translation of our foreign currency denominated revenue and hence our financial results since results are consolidated in Canadian dollars for financial reporting purposes. However, when the Canadian dollar decreases in value, it negatively affects our foreign currency-denominated costs. Since not all of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that may impact our financial results. This residual exposure may be higher when currencies experience significant short-term volatility.

Business conducted through our foreign operations are substantially based in local currencies which are translated to Canadian dollars for financial reporting purposes. Appreciation of foreign currencies against the Canadian dollar would have a positive translation impact and a devaluation of foreign currencies against the Canadian dollar would have the opposite effect.

Effectiveness of internal controls over financial reporting
Our disclosure controls and procedures and internal controls over financial reporting may fail to prevent certain errors and fraud. A control system can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to these inherent limitations, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all.

Any failure of our internal controls could have an adverse effect on our results of operations, harm our reputation and limit our ability to produce timely and accurate financial statements or comply with applicable regulations, causing investors to lose confidence in our reported financial information. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and results of operations.
48 I CAE Financial Report 2023

Management’s Discussion and Analysis

Liquidity risk
CAE faces liquidity risks which stem from holding assets that cannot be readily converted to cash when needed. The pandemic and increased geopolitical uncertainty have amplified the unpredictability of business and transaction cycles, thereby bringing uncertainty as to the cash we expect to generate from our operations and our ability to meet financial requirements in the foreseeable future.

Interest rates
We are exposed to risk on the interest rate of our debt. If interest rates increase, our floating rate long-term debt would increase even though the amount borrowed remained the same, and net income and cash flows would decrease, which could materially and adversely affect CAE’s financial condition and operating results. Increasing interest rates may also restrict our ability to expand into new markets if we do not have access to debt or equity capital on acceptable terms, which in turn may negatively affect our competitiveness and results of operations. Similarly, changes in interest rates may negatively affect the ability of our customers to deploy capital or to obtain credit to finance their businesses on acceptable terms, which will impact their demand and ability to pay for our products and services.

Returns to shareholders
Payment of dividends and other cash or capital returns to our shareholders are at the discretion of the Board of Directors and depend on various factors, including our operating cash flows, sources of capital, the satisfaction of solvency tests and other financial requirements, our operations and financial results, as well as our dividend and other policies which may be reviewed from time to time.

No assurance can be given as to whether or when CAE will declare and pay dividends in the future, or the frequency or amount of any such dividend. In addition, there is no assurance that shareholders who currently have their common shares enrolled in CAE’s Dividend Reinvestment Plan (DRIP) will continue to have their common shares participate in the DRIP, which may have an impact on our cash flows.

Estimates used in accounting
Accounting for our contracts, notably contracts for the design, engineering, and manufacturing of training devices, requires judgment associated with estimating contract revenue and costs and assumptions for schedule and technical issues. Because of the significance of the judgments and estimation processes involved in accounting for our contracts, materially different amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may adversely affect our future results of operations and financial condition.

Impairment risk
The carrying amounts of our non-financial assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill and assets that are not yet available for use are tested for impairment annually or at any time if an indicator of impairment exists. Factors that may result in a change in circumstances, indicating that the carrying value of our goodwill or non-financial assets may not be recoverable include reduced future estimated cash flows, slower growth rates than forecasted and a decline in our stock price and market capitalization. Change in key assumptions, such as a failure to meet our five-year strategic plan or other unanticipated circumstances may affect the accuracy or validity of our estimates. Because of the significance of our goodwill and other non-financial assets, any future impairment of these assets could require material non-cash charges to our operating results, which also could have a material adverse effect on our financial condition.

Pension plans
Economic and capital market fluctuations can negatively affect the investment performance, funding and expense associated with our defined benefit pension plans. Pension funding for these plans is based on actuarial estimates and is subject to limitations under applicable regulations. Actuarial estimates prepared during the year were based on, amongst others, assumptions regarding the performance of financial markets, discount rates, inflation rates, future salary increases, estimated retirement ages and mortality rates. The actuarial funding valuation reports determine the amount of cash contributions that we are required to make into registered retirement plans. There can be no assurance that our pension expense and the funding of these plans will not increase in the future, thereby negatively impacting our earnings, cash flow and shareholders' equity.

Indebtedness
CAE may achieve strategic growth objectives by financing costs of acquisitions out of available liquidities, including cash on hand and/or advances or drawdowns under one or more of our revolving credit facility or other debt financing. Such borrowings could have material adverse consequences for CAE, including: limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; restricting our flexibility and discretion to operate our business; limiting our ability to declare dividends on our common shares; having to dedicate a portion of our cash flows from operations to the payment of interest on our existing indebtedness and not having such cash flows available for other purposes, exposing us to increased interest expense on borrowings at variable rates; limiting our ability to adjust to changing market conditions; placing CAE at a competitive disadvantage compared to our competitors that have incurred less debt; making CAE more vulnerable in a downturn in general economic conditions; increasing our financial expense and reducing our profitability; and making it more difficult for us to satisfy our covenants with respect to our indebtedness. There is no guarantee that we will be able to obtain additional indebtedness or other financing on terms favourable to us or at all in order to repay the principal on such indebtedness when it becomes due.

CAE Financial Report 2023 I 49

Management’s Discussion and Analysis

If we are unable to generate sufficient funds to meet our obligations under our outstanding indebtedness, we may be required to refinance, restructure or otherwise amend or waive some or all of such obligations, sell assets or raise additional cash through additional issuances of our equity. In such case, we cannot make any assurances that we would be able to obtain such refinancing on terms as favourable as our current financing or that amendments or waivers would be obtained, that such restructuring, sales of assets or issuances of equity can be accomplished or, if accomplished, would raise sufficient funds to meet these obligations.

Acquisition and integration costs
We incur a number of costs associated with completing acquisitions and integrating the operations of CAE and acquired companies. The substantial majority of these costs are non-recurring expenses resulting from an acquisition and will consist of transaction costs related to the acquisition, including financial, legal and accounting costs, facilities and systems consolidation costs and employment‑related costs. Such expenses are difficult to estimate accurately and may exceed estimates. We may also fail to accurately forecast the financial impact of an acquisition or other strategic transaction, including tax and accounting charges. Accordingly, the benefits from an acquisition may be offset by unexpected costs incurred in integrating the businesses, which could cause our revenue assumptions to be inaccurate.

Sales of additional common shares
Any future issuance of common shares, or other securities convertible into common shares, may result in dilution to present and prospective common shareholders as well as dilution in earnings per share. CAE cannot predict the size of future issuances of common shares or the effect that future issuances and sales of common shares will have on the market price of the common shares. Issuances of a substantial number of additional common shares (or securities convertible into common shares), or the perception that such issuances could occur, may adversely affect the prevailing market price for the common shares.

Market price and volatility of our common shares
The market price of our common shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control and are unrelated to our performance. There can be no assurance that the market price of the common shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to our performance.

Following a significant decline in the market price of a company’s securities, there may be instances of securities class action litigation being instituted against such company. If we were involved in any similar litigation, we could incur substantial costs, our management’s attention and resources could be diverted and it could harm our business, financial condition, operating results and future prospects.

Seasonality
Our business, revenues and cash flows are affected by certain seasonal trends. In the Civil segment, the level of training delivered is driven by the availability of pilots to train, which tends to be lower in the second quarter as pilots are flying more and training less, thus, driving lower revenues. In the Defense and Security segment, revenue and cash collection is not as consistent across quarters throughout the year as contract awards and availability of funding are influenced by customers’ budget cycles. We expect these trends to continue, but may be disturbed by the volatile geopolitical environment, supply chain and/or labour disruptions.

Taxation matters
We collect and pay significant amounts of taxes to various tax authorities. As our operations are complex and the related tax interpretations, regulations, legislation and jurisprudence that pertain to our activities are subject to continual change and evolving interpretation, the final outcome of the taxation of many transactions is uncertain. Also, a substantial portion of our business is conducted in foreign countries and is thereby subject to numerous countries’ tax laws and fiscal policies. A change in applicable tax laws, treaties or regulations or their interpretation, such as the introduction of Pillar Two Model Rules designed to ensure large multinational enterprises pay a minimum level of tax on income arising in each jurisdiction they operate, could result in a higher effective tax rate on our earnings which could significantly impact our financial results.

Adjusted Backlog
Adjusted backlog represents management’s estimate of the aggregate amount of the revenues expected to be realized in the future. The termination, modification, delay, or suspension of multiple contracts may have a material and adverse effect on future revenues and profitability. We cannot guarantee that the revenues initially anticipated in our new orders will be realized in full, in a timely manner, or at all, or that, even if realized, such revenues will result in profits or cash generation as expected, and any shortfall may be significant.

50 I CAE Financial Report 2023

Management’s Discussion and Analysis

9.5      Regulatory Risks

Data rights and governance
In providing services and solutions to clients, we collect, utilize, store and communicate confidential, personal, classified and proprietary information that may be highly sensitive. Any security breach, improper use and other types of unauthorized access or misappropriation of such information could not only lead to regulatory penalties, audits or investigations by various government agencies relating to our compliance with applicable laws, but also damage to our reputation or loss of confidence in our products and services.

Further, the management, use and protection of personal information (or personal data) are becoming increasingly important, particularly given the high value attributed to such information and the potential exposure to operational risks, reputational risks, and regulatory compliance risks, including compliance with the European Union’s General Data Protection Regulation, the U.K.’s General Data Protection Regulation, Canada’s federal Personal Information Protection and Electronic Documents Act and substantially similar equivalents at the provincial level, the California Consumer Privacy Act, and the proliferation of similar regulatory frameworks in other regions. Compliance with these requirements may prove to be complex and may add to our compliance costs. Further, our use of AI poses evolving risks, including data risks, as we continue to incorporate AI systems into our operations.

U.S. foreign ownership, control or influence mitigation measures
CAE and certain of our subsidiaries are parties to agreements with various departments and agencies of the U.S. government, including the U.S. Department of Defense, which require that these subsidiaries be issued facility security clearances under the U.S. Government National Industrial Security Program. This program requires that any corporation that maintains a facility security clearance be insulated from foreign ownership, control or influence (FOCI) via a mitigation agreement. As a Canadian company, we have entered into a FOCI mitigation agreement with the U.S. Department of Defense that enable these U.S. subsidiaries to obtain and maintain the requisite facility security clearances to enter into and perform on classified contracts with the U.S. government. Specifically, the mitigation agreement is a Special Security Agreement (SSA) for CAE USA Inc. If CAE fails to maintain compliance with the SSA, the facility security clearances for CAE USA Inc. could be terminated. If this occurred, our U.S. subsidiaries would no longer be eligible to enter into new contracts requiring a facility security clearance and could lose the right to perform certain existing contracts with the U.S. government to completion.

Compliance with laws and regulations
CAE operates in a highly regulated environment across many jurisdictions and is subject to, without limitation, laws and regulations relating to import-export controls, trade sanctions, anti-corruption, health and medical devices, national security and aviation safety of each country. These laws and regulations may change without notice, which could impact our sales and operations in ways which we cannot predict. Any change could present opportunities or, to the contrary, have a materially negative effect on our results of operations or financial condition. For instance, changes imposed by a regulatory agency, including changes to safety standards imposed by aviation authorities, could mean that we will not be permitted to sell or licence certain products to customers, which could cause a potential loss of revenue. We could also be required to make unplanned modifications to our products and services, causing delays, higher inventory levels or resulting in postponed or cancelled sales or changes to sales predictions. Our compliance with government import-export regulations (e.g., International Traffic in Arms Regulations) may also be investigated or audited and we can be subject to potential liabilities associated with those matters.

Export control restrictions could also negatively impact our operations. For example, CAE’s technology and services may be subject to export permit approvals and regulatory requirements which could take several months to obtain, thereby resulting in potential delays in obtaining export permits or even preventing us from exporting to certain countries, entities or people in or from a country. Also, failure to comply with export control requirements could lead to fines and/or being excluded from government contracts or subcontracts and reputational damages, which would negatively affect our revenue from operations and profitability and could have a negative effect on our ability to procure other government contracts in the future.

As a contractor to various governments, CAE must comply with procurement regulations and other specific legal requirements. These regulations and other requirements, although often customary in government contracting, increase our contract performance risks and compliance costs and are regularly evolving. In various jurisdictions, governments have been pursuing and may continue to pursue policies that could negatively impact our profitability, including seeking to shift additional responsibility and performance risks to the contractor.

In addition, CAE’s global operations are subject to Canadian and foreign laws and regulations, including, without limitation, the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act (United States), the U.K. Bribery Act and other anti-corruption laws. Failure by CAE and its employees or by any business partner or supplier working on our behalf to comply with anti-corruption requirements could result in administrative, civil, or criminal liabilities, including suspension and debarment from bidding for or performing government contracts

Insurance coverage potential gaps
CAE products, services and/or operations can result in injury or damage to customers and other third parties, exposing CAE to substantial claims and litigation. Such claims could relate to, among other things, personal injury, loss of life, property damage and financial loss.

CAE Financial Report 2023 I 51

Management’s Discussion and Analysis

As part of its business operations, CAE maintains a certain level of insurance coverage, subject to varying limits, deductibles or retentions. There can be no assurance that the available insurance will be sufficient in limits and comprehensive in scope to respond to potential claims. Our insurance is purchased from a number of third-party insurers, often in layered insurance arrangements. In the event that limits purchased or coverage may be inadequate, CAE may be forced to bear substantial costs, resulting in an adverse impact on our financial condition, cash flows, or operating results. Moreover, any accident, failure of, or defect in our products or services, even if fully indemnified or insured, could significantly impact the cost and availability of adequate insurance in the future.

Product-related liabilities
Simulators, software solutions and other products sold by CAE may contain defects or may be subject to human error which may present a safety risk. Said defects, or human error due to manual input, could result in warranty claims, potential product liability and personal injury claims and/or major disruption in the operations of our customers. CAE may incur significant costs to issue a product recall or to modify or retrofit these products to ensure their safety, whether these are mandated by aviation authorities or otherwise. In addition to litigation and settlement costs related to liability claims, an adverse judgment against CAE or customers’ fleet being grounded due to potential safety risks in our software solutions may cause reputational damage and have a significant adverse effect on our business and operating results.

CAE may also be subject to product liability claims relating to equipment and services of discontinued operations or businesses sold, whereby CAE has retained past liabilities.

Environmental laws and regulations
CAE is exposed to various environmental risks and is subject to complying with environmental laws and regulations which vary from country to country and are subject to change. CAE’s inability to comply with environmental laws and regulations could result in penalties, lawsuits and potential harm to our reputation.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, new clean-up requirements or claims on environmental indemnities we committed to may result in us having to incur substantial costs. This could have a materially negative effect on our financial condition and results of operations.

Government audits and investigations
Government agencies routinely audit and investigate government contractors, as well as recipients of government grants and contributions, thereby increasing performance and compliance costs. These agencies may review our performance under our contracts, business processes, cost structure, and compliance with applicable laws, regulations and standards. Our incurred costs for each year are subject to audit by government agencies, which can result in payment demands related to costs they believe should be disallowed or a reduction or reversal of government grants and contributions to R&D programs. Although we work with governments to assess the merits of claims and, where appropriate, reserve for amounts disputed, we could be required to provide repayments to governments which could have a negative effect on our results of operations. We may continue to experience an increased number of audits and challenges to government accounting matters and business systems for current and past years, as well as a lengthened period of time required to close open audits, an increased number of broad requests for information and an increased risk of withholding of payments. If an audit or investigation were to uncover improper or illegal activities, we could be subject to further fines, administrative actions, termination of contracts, forfeiture of profits, suspension of payments or debarment from business with the government. The government could impose additional payment withholds or seek consideration for material not in compliance with associated sourcing standards.

Protection of our intellectual property and brand
We rely, in part, on trade secrets, copyrights and contractual restrictions, such as confidentiality agreements, patents, industrial designs, trademarks, and licences to establish and protect our proprietary rights. These may not be effective in preventing a misuse of our technology or in deterring others from developing similar technologies. We may be limited in our ability to acquire or enforce our intellectual property rights in some countries. Litigation related to our intellectual property rights could be lengthy and costly and could negatively affect our operations or financial results, whether or not we are successful in defending a claim. As the partner of choice elevating safety, efficiency and readiness, our brand is a significant asset. From time to time, we may authorize the use of our brand, under third party licence agreements. Additionally, in certain of our flight training organizations, we outsource some flying to third-party providers, but ultimately remain accountable for their performance operating for our brand. Adverse publicity related to incidents or litigation involving us, our partners or suppliers may impact the value of our brand.

Third-party intellectual property
Our products contain sophisticated software and computer systems that are supplied to us by third parties. Moreover, our production of simulators often depends on receiving confidential or proprietary data on the functions, design and performance of a product or system that our simulators are intended to simulate. Our training systems may also involve the collection and analysis of customer performance data in connection with the use of our training systems. We may not be able to obtain access to such software, systems and data sets on reasonable terms, or at all. Infringement claims could be brought against us or against our customers. We may not be successful in defending these claims and we may not be able to develop certain functionalities, designs, and processes that do not infringe on the rights of third parties, or obtain licences on terms that are commercially acceptable, if at all. The markets in which we operate are subject to extensive patenting by third parties. Our ability to modify existing products or to develop new products and services may be constrained by third-party patents such that we incur incremental costs to licence the use of the patent or design around the claims made therein.

52 I CAE Financial Report 2023

Management’s Discussion and Analysis

Foreign private issuer status
As a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act, we are permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the U.S., to prepare our disclosure documents filed under the U.S. Securities Exchange Act of 1934, as amended (U.S. Exchange Act), in accordance with Canadian disclosure requirements. Under the U.S. Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the U.S. Securities and Exchange Commission (SEC), although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws.

In relying on NYSE rules that permit a foreign private issuer to follow the corporate governance practices of its home country, CAE is permitted to follow certain Canadian corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the significant differences between our corporate governance practices and the applicable corporate governance standards applicable to U.S. domestic issuers.

Further, as a foreign private issuer, we are exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. CAE is exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material non-public information to, among others, broker‑dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in our securities on the basis of the information.

Even though Canadian securities law requirements regarding the disclosure of material and non-public information by public companies are similar to U.S. securities law requirements and we voluntarily comply with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which purchasers are entitled as investors. Shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, we have four months after the end of each fiscal year to file our Annual Information Form with the SEC and are not required under the U.S. Exchange Act to file quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act would do.

Enforceability of civil liabilities against our directors and officers
CAE is governed by the Canada Business Corporations Act with our principal place of business in Canada. Most of our directors and officers reside in Canada or elsewhere outside the U.S. The majority of our assets and all or a substantial portion of the assets of these directors and officers may be located outside the U.S. Consequently, it may be difficult for investors who reside in the U.S. to effect service of process in the U.S. upon CAE or upon such persons who are not residents of the U.S., or to realize upon judgments of courts of the U.S. predicated upon the civil liability provisions of the U.S. federal securities laws. Similarly, some of CAE’s directors and officers may be residents of countries other than Canada and all or a substantial portion of the assets of such persons may be located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons.

9.6      Environmental, Social & Governance Risks

Extreme climate events and the impact of natural or other disasters (including effects of climate change)
Extreme climate events or natural or other disasters, such as earthquakes, fires, floods and similar events (including effects of climate change) could disrupt our internal operations, damage our infrastructure or properties, endanger our employee's health and safety, impact the availability and cost of materials and resources, decrease air travel, increase insurance and other operating costs and have a material adverse effect on our operating results, financial position or liquidity as well as our business model. In addition, we cannot be certain that our insurance coverage will be sufficient to cover all significant risk exposures. We are exposed to liabilities that are unique to the products and services that we provide. Insurance may not be available, or limits may not be adequate to cover all significant risk exposures.

More acute scrutiny and perception gaps regarding ESG matters
Evolving stakeholder expectations with respect to ESG matters may pose risks to CAE’s competitive advantage, brand and reputation, ability to attract and retain talent, financial outlook, cost of capital, global supply chain and business continuity, which may impact our ability to achieve long-term business objectives. Increased public awareness and growing concerns about climate change (including the “anti-flying” movement and tendencies towards sustainable travel initiatives) and the global transition to a low carbon economy result in a broad range of impacts, including potential risks for CAE and its business partners’ market outlook.

CAE may fail to adequately monitor the emerging risks in a rapidly changing ecosystem and to sufficiently address evolving expectations related to corporate culture, business conduct and ethics, responsible management of its supply chain, transparency, respect for human rights, working and safety conditions as well as diversity and inclusion, among other factors, which could affect corporate profitability and reputation.

Additional ESG-related regulations, changes in reporting frameworks and guidance, emergence of ‘’greenwashing’’ legal actions by activist groups, increasing regulatory expectations as well as continuing reforms pertaining to mandatory disclosure create a new and evolving set of compliance risks. Gaps in perception and acceptability of how ESG factors in shareholder value also call for increased vigilance when it comes to ESG reporting and communication.
CAE Financial Report 2023 I 53

Management’s Discussion and Analysis

More acute generalized scrutiny also adds pressure to secure reliable and precise ESG data with clear accountability across the organization and to deploy robust data collection processes with effective controls that will allow external verification in the near future. A lack of precise, auditable and complete data accurately reflecting the progress on CAE’s multi-year roadmap could hinder our credibility as an ESG leader in the industry.

As CAE’s ESG performance is assessed by proxy advisory agencies, we could also face governance issues if we do not meet their expectations.

9.7      Reputational Risks

Reputational risk
Reputational risk may arise under many situations including, among other things:
–Quality or performance issues on our products or services and new technologies we launch;
–Inability to penetrate new markets or to meet expectations or demand for newly developed products and technologies;
–Failure to maintain ethically and socially responsible operations;
–Relationships or dealings with customers and other counterparties that could expose CAE to ethics, compliance and reputational risks;
–Negative perceptions regarding the defence and security industry and related product and service offerings;
–Injuries or death arising from health and safety incidents during the operation process or training activities; and
–Alleged or proven non-compliance with laws or regulations by our employees, agents, subcontractors, suppliers and/or business partners.

Any negative publicity about CAE or damage to our image and reputation could have a negative adverse impact on customers' and other key stakeholders’ perception and trust, may prevent CAE to recruit necessary talent and may cause the cancellation of current work or negatively influence our ability to obtain contracts. Many of CAE’s other risks intersect with reputational risk and may therefore amplify this risk.

9.8      Technological Risks

Information technology
We depend on information technology infrastructure and systems, hosted internally or outsourced, to conduct day-to-day operations and for the effective operation of our business. In expanding our product portfolio to software solutions and increasing our focus on digital strategy and AI, this dependence on information technology infrastructure and systems has only grown in importance. Our business also requires the appropriate and secure utilization of sensitive and confidential information belonging to third parties such as aircraft OEMs, national defence forces and customers.

Any material interruption in our technology systems could have a material adverse effect on our business, financial condition, prospects and/or results of operations. Similarly, any material technological issue with our software solutions or with the data feeds, infrastructure or systems provided by our suppliers may lead to financial loss and/or impairment in the operations of our customers.

We may, from time to time, replace or update our information technology networks and systems, including the migration of our customers to new environments as part of the transition plan under the AirCentre acquisition. The implementation of, and transition to, new networks and systems can temporarily disrupt our business activities and result in productivity disruptions.

Failure to maintain, upgrade, replace or properly implement such new information technology systems could result in increased risk of a cybersecurity incident and have an adverse effect on operational efficiency, revenue or reputation. In addition, the digital transformation and the adoption of emerging technologies, such as AI and machine learning, call for continued focus and investment to manage our risks effectively.

Reliance on third-party providers for information technology systems and infrastructure management
We have outsourced certain information technology systems maintenance and support services and infrastructure management functions to third-party service providers. If these service providers are disrupted or do not perform effectively, it may have a material adverse impact on our operations and that of our clients. We may also not be able to achieve the expected cost savings and may have to incur additional costs to correct errors made by such service providers. Depending on the function involved, such errors may also lead to business disruption, processing inefficiencies, privacy concerns and/or security vulnerability, and can have a negative impact on our reputation.

Third-party providers services are often subscription-based subjecting us to various subscription pricing models based on market trends, and strategic renegotiation of such agreements can be lengthy.
54 I CAE Financial Report 2023

Management’s Discussion and Analysis

10.  RELATED PARTY TRANSACTIONS
A list of principal investments which, in aggregate, significantly impact our results or assets is presented in Note 30 of our consolidated financial statements.

Outstanding balances with our equity accounted investees are as follows:

(amounts in millions)	2023	2022
Accounts receivable	$59.5	$49.7
Contract assets	25.6	23.0
Other non-current assets	17.1	12.8
Accounts payable and accrued liabilities	5.7	5.1
Contract liabilities	58.0	46.5
Other non-current liabilities	—	1.5

Transactions with our equity accounted investees are as follows:

(amounts in millions)	2023	2022
Revenue	$223.0	$111.8
Purchases	4.6	3.5
Other income	1.2	3.8

Compensation of key management personnel
Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for CAE and include members of the Board and certain executive officers. The compensation expense of key management for employee services recognized in income are as follows:

(amounts in millions)	2023	2022
Salaries and other short-term employee benefits	$7.6	$8.4
Post-employment benefits – defined benefit plans	4.4	2.2
Share-based payments expense	1.7	6.6
	$13.7	$17.2

For the year ended March 31, 2023, the compensation earned by non-employee Directors amounted to $2.9 million (2022 –  $2.4 million), which include the grant date fair value of deferred share units (DSUs) as well as cash payments.

CAE Financial Report 2023 I 55

Management’s Discussion and Analysis

11.   CHANGES IN ACCOUNTING POLICIES
11.1     New and amended standards adopted

Certain amendments to accounting standards were applied for the first time on April 1, 2022 but did not have an impact on our consolidated financial statements.

11.2     New and amended standards not yet adopted
Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of accounting policies
In February 2021, the IASB issued an amendment to IAS 1 - Presentation of financial statements and IFRS Practice Statement 2 - Making materiality judgements. The amendments will require the disclosure of material, rather than significant, accounting policy information. For CAE, amendments to IAS 1 and IFRS Practice Statement 2 will be effective for the fiscal period beginning on April 1, 2023.

Amendment to IAS 8 - Accounting policies, changes in accounting estimates and errors
In February 2021, the IASB issued an amendment to IAS 8 - Accounting policies, changes in accounting estimates and errors to introduce a definition of accounting estimates and to help entities distinguish changes in accounting policies from changes in accounting estimates. For CAE, amendments to IAS 8 will be effective for the fiscal period beginning on April 1, 2023.

Amendment to IAS 12 - Income taxes
In May 2021, the IASB issued an amendment to IAS 12 - Income taxes, which narrows the scope exemption when recognizing deferred taxes. In specified circumstances, entities are exempt from recognizing deferred income taxes when they recognize assets or liabilities for the first time. The amendments clarify that the exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. For CAE, amendments to IAS 12 will be effective for the fiscal period beginning on April 1, 2023. We have concluded our current accounting policies are in line with the amended standard and therefore this amendment will have no impact on its consolidated financial statements.

Amendment to IAS 1 - Presentation of financial statements
In October 2022, the IASB issued an amendment to IAS 1 - Presentation of financial statements, which specifies that covenants to be complied with after the reporting date do not affect the classification of long-term debt as current or non-current at the reporting date. Instead, the standard requires disclosures about these covenants in the notes to the financial statements. For CAE, amendments to IAS 1 will be effective for the fiscal period beginning on April 1, 2023.

11.3     Use of judgements, estimates and assumptions
The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the period reported. It also requires management to exercise its judgement in applying accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below. Actual results could differ from those estimates. Changes will be reported in the period in which they are identified.

Business combinations
Business combinations are accounted for in accordance with the acquisition method as of the date control is transferred. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value at the date of acquisition, which may be estimated using an income, market or cost valuation method. Depending on the complexity of determining these valuations, we either consult with independent experts or develop the fair value internally by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate. Contingent consideration is measured at fair value using a discounted cash flow model.

The judgments made in determining the estimated fair value assigned to the net identifiable assets acquired, as well as the estimated useful life of non-financial assets, could impact the net income of subsequent periods through depreciation and amortization, and in certain instances through impairment charges. We believe that the estimated fair values assigned to the net identifiable assets acquired are based on reasonable assumptions that a marketplace participant would use. While we use our best estimates and assumptions to accurately value the net identifiable assets acquired at the acquisition date, estimates are inherently uncertain and subject to refinement.

To estimate the fair value of the intangible assets of the L3Harris Technologies’ Military Training business and Sabre’s AirCentre airline operations portfolio acquisitions, the multi-period excess earnings method was used to value the customer relationship and the relief from royalty method was used to value the technology and software. Significant judgment is applied in estimating the fair value of customer relationships and the technology acquired, which involves the use of significant assumptions with respect to projected revenue.

56 I CAE Financial Report 2023

Management’s Discussion and Analysis

During the measurement period, for up to 12 months following the acquisition, we recorded adjustments to the initial estimate of the net identifiable assets acquired based on new information obtained that would have existed as of the date of the acquisition. Any adjustment that arises from information obtained that did not exist as of the date of the acquisition will be recorded in the period the adjustment arises.

Development costs
Development costs are recognized as intangible assets and are amortized over their useful lives when they meet the criteria for capitalization. Forecasted revenue and profitability for the relevant projects are used to assess compliance with the capitalization criteria and to assess the recoverable amount of the assets.

Impairment of non-financial assets
Our impairment test for goodwill is based on internal estimates of the recoverable amount of the cash generating unit (CGU) or group of CGUs to which goodwill has been allocated and uses valuation models such as the discounted cash flows model (level 3). Key assumptions on which management based its determination of the recoverable amount include expected growth rates and discount rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

Likewise, whenever property, plant and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

Revenue recognition
Transaction price allocated to performance obligations
In allocating the transaction price for contracts with multiple performance obligations, we estimate the stand-alone selling price using the expected cost plus a margin approach if they are not directly observable.

Timing of satisfaction of performance obligations
For contracts where revenue is recognized over time using the cost input method, we apply judgement in estimating the work performed to date as a proportion of the total work to be performed. Management conducts monthly reviews of our estimated costs to complete as well as our revenue and margins recognized, on a contract-by-contract basis. The impact of any revisions in cost and revenue estimates is reflected in the period in which the need for a revision becomes known.

Defined benefit pension plans
The cost of defined benefit pension plans and the present value of the employee benefit obligations are determined using actuarial valuations. Actuarial valuations involve, amongst others, making assumptions about discount rates, future salary increases and mortality rates. All assumptions are reviewed at each reporting date. Any changes in these assumptions will impact the carrying amount of the employee benefit obligations and the cost of the defined benefit pension plans. In determining the appropriate discount rate, management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the specific country. Individual discount rates are derived from the yield curve and are used to determine the service cost and interest cost of the Canadian defined benefit pension plans at the beginning of the year. The present value of the employee benefit obligations for these Canadian plans is determined based on the individual discount rates derived from the yield curve at the end of the year.

Other key assumptions for pension obligations are based, in part, on current market conditions. See Note 19 of our consolidated financial statements for further details regarding assumptions used.

Government royalty repayments
In determining the amount of repayable government royalties, assumptions and estimates are made in relation to expected revenues and the expected timing of revenues. Revenue projections consider past experience and represent management’s best estimate about the future. Revenues after a five-year period are extrapolated using estimated growth rates, ranging from 3.0% to 9.0%, over the period of repayments. These estimates, along with the methodology used to derive the estimates, can have a material impact on the respective values and ultimately any repayable obligation in relation to government participation. A 1% increase to the growth rates would increase the royalty obligations at March 31, 2023 by approximately $1.1 million (2022 - $1.7 million). A 1% decrease to the growth rates would have an opposite impact on the royalty obligations.

Income taxes
We are subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes. The determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations. We provide for potential tax liabilities based on the weighted average probability of the possible outcomes. Differences between actual results and those estimates could influence the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

CAE Financial Report 2023 I 57

Management’s Discussion and Analysis

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against the losses that can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The recorded amount of total deferred tax assets could be altered if estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize future tax benefits.

12.   INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that material information relating to the Company is communicated to the President and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared, and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules.

As of March 31, 2023, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures as defined under National Instrument 52-109 adopted by the Canadian Securities Administrators and in Rule 13(a)-15(e) under the U.S. Securities Exchange Act of 1934, as amended, and have concluded that the Company’s disclosure controls and procedures were effective.

The Company has established and maintains internal control over financial reporting, as defined under National Instrument 52-109 and in Rule 13(a)-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed, under the supervision of the President and Chief Executive Officer as well as the Executive Vice President, Finance and Chief Financial Officer, and effected by management and other key CAE personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with IFRS as issued by the IASB. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2023 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of March 31, 2023.

There were no changes in the Company’s internal control over financial reporting that occurred during the fourth quarter and fiscal year 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

13.   OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS
The Audit Committee reviews our annual MD&A and related consolidated financial statements with management and the external auditor and recommends them to the Board for their approval. Management and our internal auditor also provide the Audit Committee with regular reports assessing our internal controls and procedures for financial reporting. The external auditor reports regularly to management on any weaknesses it finds in our internal control, and these reports are reviewed by the Audit Committee.

14.   ADDITIONAL INFORMATION
You will find additional information about CAE, including our most recent AIF, on our website at www.cae.com, or on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

58 I CAE Financial Report 2023

Management’s Discussion and Analysis

15.   SELECTED FINANCIAL INFORMATION
The following table provides selected quarterly financial information for the past three fiscal years.

(amounts in millions, except per share amounts and exchange rates)	Q1	Q2	Q3	Q4	Total
Fiscal 2023
Revenue	$933.3	993.2	1,020.3	1,256.5	4,203.3
Net income	$3.7	46.3	80.0	101.9	231.9
Equity holders of the Company	$1.7	44.5	78.1	98.4	222.7
Non-controlling interests	$2.0	1.8	1.9	3.5	9.2
Basic and diluted EPS attributable to equity holders of the Company	$0.01	0.14	0.25	0.31	0.70
Adjusted EPS	$0.06	0.19	0.28	0.35	0.88
Average number of shares outstanding (basic)	317.1	317.8	317.9	317.9	317.7
Average number of shares outstanding (diluted)	318.2	318.4	318.3	318.7	318.4
Average exchange rate, U.S. dollar to Canadian dollar	1.28	1.30	1.36	1.35	1.32
Average exchange rate, Euro to Canadian dollar	1.36	1.31	1.38	1.45	1.38
Average exchange rate, British pound to Canadian dollar	1.61	1.54	1.59	1.64	1.59
Fiscal 2022
Revenue	$752.7	814.9	848.7	955.0	3,371.3
Net income	$47.3	17.2	28.4	57.1	150.0
Equity holders of the Company	$46.4	14.0	26.2	55.1	141.7
Non-controlling interests	$0.9	3.2	2.2	2.0	8.3
Basic EPS attributable to equity holders of the Company	$0.16	0.04	0.08	0.17	0.46
Diluted EPS attributable to equity holders of the Company	$0.16	0.04	0.08	0.17	0.45
Adjusted EPS	$0.19	0.17	0.19	0.29	0.84
Average number of shares outstanding (basic)	293.6	316.5	316.9	317.0	311.0
Average number of shares outstanding (diluted)	295.8	318.7	318.7	318.5	312.9
Average exchange rate, U.S. dollar to Canadian dollar	1.23	1.26	1.26	1.27	1.25
Average exchange rate, Euro to Canadian dollar	1.48	1.48	1.44	1.42	1.46
Average exchange rate, British pound to Canadian dollar	1.72	1.74	1.70	1.70	1.71
Fiscal 2021
Revenue	$550.5	704.7	832.4	894.3	2,981.9
Net (loss) income	$(110.0)	(6.0)	49.7	18.8	(47.5)
Equity holders of the Company	$(110.6)	(5.2)	48.8	19.8	(47.2)
Non-controlling interests	$0.6	(0.8)	0.9	(1.0)	(0.3)
Basic and diluted EPS attributable to equity holders of the Company	$(0.42)	(0.02)	0.18	0.07	(0.17)
Adjusted EPS	$(0.11)	0.13	0.22	0.22	0.47
Average number of shares outstanding (basic)	265.7	265.8	271.7	285.2	272.0
Average number of shares outstanding (diluted)	265.7	265.8	273.0	287.3	272.0
Average exchange rate, U.S. dollar to Canadian dollar	1.39	1.33	1.30	1.27	1.32
Average exchange rate, Euro to Canadian dollar	1.53	1.56	1.55	1.53	1.54
Average exchange rate, British pound to Canadian dollar	1.72	1.72	1.72	1.75	1.73

Selected annual information for the past three fiscal years

(amounts in millions, except per share amounts and exchange rates)	2023	2022	2021
Financial position:
Total assets	$10,436.5	$9,578.8	$8,748.4
Total non-current financial liabilities(1)	3,179.6	2,959.9	2,330.3
Total net debt	3,032.5	2,700.1	1,425.4

(1) Includes long-term debt, long-term derivative liabilities and other long-term liabilities meeting the definition of a financial liability.

CAE Financial Report 2023 I 59